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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 13E-3

                       RULE 13E-3 TRANSACTION STATEMENT
      (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                     MERIDIAN POINT REALTY TRUST VIII CO.
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                               (NAME OF ISSUER)

                          EASTGROUP PROPERTIES, INC.
                           EASTGROUP-MERIDIAN, INC.
                     MERIDIAN POINT REALTY TRUST VIII CO.
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                     (NAME OF PERSON(S) FILING STATEMENT)

                   COMMON SHARES, $0.001 PAR VALUE PER SHARE
                 PREFERRED SHARES, $0.001 PAR VALUE PER SHARE
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                        (TITLE OF CLASS OF SECURITIES)

                                  589954-10-6
                                  589954-20-5
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                     (CUSIP NUMBER OF CLASS OF SECURITIES)

          DAVID H. HOSTER, II                      ROBERT H. GIDEL
       EASTGROUP-MERIDIAN, INC.         MERIDIAN POINT REALTY TRUST VIII CO.
    C/O EASTGROUP PROPERTIES, INC.              655 MONTGOMERY STREET
         300 ONE JACKSON PLACE                        8TH FLOOR
        188 EAST CAPITOL STREET            SAN FRANCISCO, CALIFORNIA 94111
    JACKSON, MISSISSIPPI 39201-2195                (415) 274-1808
            (601) 354-3555
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        (NAMES, ADDRESSES AND TELEPHONE NUMBERS OF PERSON(S) AUTHORIZED
              TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF
                          PERSON(S) FILING STATEMENT)

                                with copies to:

        Joseph P. Kubarek, Esq.               Denis F. Shanagher, Esq.
   Jaeckle Fleischmann & Mugel, LLP         Preuss Walker & Shanagher LLP
        800 Fleet Bank Building             595 Market Street, 16th Floor
         Twelve Fountain Plaza             San Francisco, California 94104
     Buffalo, New York 14202-2292                  (415) 978-2600
            (716) 856-0600

  This statement is filed in connection with (check the appropriate box):

  a. [_] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

  b. [_] The filing of a registration statement under the Securities Act of 1933.

  c. [X] A tender offer.

  d. [_] None of the above.

  Check the following box if the soliciting materials or information statement referred to above are preliminary copies [_]

                           CALCULATION OF FILING FEE

      *TRANSACTION VALUATION                              AMOUNT OF FILING FEE
      ----------------------                              --------------------
          $52,578,175.00                                       $10,515.64

--------
* For purposes of calculating fee only. This amount assumes the purchase of 1,709,937 Common Shares, $0.001 par value per share of Meridian Point Realty Trust VIII Co. ("Meridian") for $8.50 per share in cash and the purchase of 3,804,371 Preferred Shares, $0.001 par value per share for $10.00 per share in cash. The amount of the filing fee calculated in accordance with Section 13(e)(1) and Regulation 240.0-11 of the Securities Exchange Act of 1934.

[X] check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                      AMOUNT PREVIOUSLY PAID: $10,515.64

                   FORM OR REGISTRATION NO.: SCHEDULE 14D-1

     FILING PARTY: EASTGROUP PROPERTIES, INC. AND EASTGROUP-MERIDIAN, INC.

                         DATE FILED: FEBRUARY 23, 1998

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

                             CROSS REFERENCE SHEET

  The following cross reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location, in the Tender Offer Statement on Schedule 14D-1, as amended (the "Schedule 14D-1") filed by EastGroup Properties, Inc. and EastGroup-Meridian, Inc. with the Securities and Exchange Commission on the date hereof, of the information required to be included in response to the items of this statement. The information in the
Schedule 14D-1, which is attached hereto as Exhibit (17)(d), is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by the provisions of the Schedule 14D-1.

                                                                WHERE LOCATED IN
      ITEM IN SCHEDULE 13E-3                                     SCHEDULE 14D-1
      ----------------------                                    ----------------
      Item 1(a)................................................    Item 1(a)
      Item 1(b)................................................    Item 1(b)
      Item 1(c)................................................    Item 1(c)
      Item 1(d)................................................    *
      Item 1(e)................................................    *
      Item 1(f)................................................    *
      Item 2(a)................................................    Item 2(a)
      Item 2(b)................................................    Item 2(b)
      Item 2(c)................................................    Item 2(c)
      Item 2(d)................................................    Item 2(d)
      Item 2(e)................................................    Item 2(e)
      Item 2(f)................................................    Item 2(f)
      Item 2(g)................................................    Item 2(g)
      Item 3(a)................................................    Item 3(a)
      Item 3(b)................................................    *
      Item 4(a)................................................    *
      Item 4(b)................................................    *
      Item 5...................................................    Item 5
      Item 6(a)................................................    Item 4(a)
      Item 6(b)................................................    *
      Item 6(c)................................................    Item 4(b)
      Item 6(d)................................................    Item 4(c)
      Item 7(a)................................................    Item 5
      Item 7(b)................................................    *
      Item 7(c)................................................    *
      Item 7(d)................................................    *
      Item 8...................................................    *
      Item 9...................................................    *
      Item 10(a)...............................................    Item 6(a)
      Item 10(b)...............................................    Item 6(b)
      Item 11..................................................    Item 7
      Item 12..................................................    *
      Item 13..................................................    *
      Item 14..................................................    *
      Item 15(a)...............................................    *
      Item 15(b)...............................................    Item 8
      Item 16..................................................    Item 10(f)
      Item 17(a)...............................................    Item 11(b)
      Item 17(b)...............................................    *
      Item 17(c)...............................................    Item 11(c)
      Item 17(d)...............................................    Item 11(a)
      Item 17(e)...............................................    *
      Item 17(f)...............................................    Item 11(f)

--------
* This item is located in the Rule 13e-3 Transaction Statement only.

                       RULE 13E-3 TRANSACTION STATEMENT

  This Rule 13e-3 Transaction Statement (the "Statement") relates to a tender offer by EastGroup-Meridian, Inc., a Missouri corporation (the "Purchaser"), a wholly owned subsidiary of EastGroup Properties, Inc., a Maryland corporation ("EastGroup") of 1,709,937 Common Shares of Meridian Point Realty Trust VIII Co., a Missouri corporation ("Meridian" or the "Company") for $8.50 per share in cash, and 3,804,371 Preferred Shares for $10.00 per share in cash, upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger dated as of February 18, 1998 (the "Merger Agreement"), a copy of which is filed as an Exhibit to the Tender Offer Statement on Schedule 14D-1 filed by the Purchaser with the Securities and Exchange Commission on February 23, 1998 and Amendment No. 1 to Tender Offer Statement on Schedule 14D-1 filed on March 12, 1998 (as may further be amended, the "Schedule 14D-1"). The Purchaser and EastGroup filed an Offer to Purchase dated February 23, 1998 (the "Original Offer to Purchase") and a Supplement dated March 24, 1998 to the Offer to Purchase (the "Supplement"). The Original Offer to Purchase and the Supplement collectively are referred to as the "Offer to Purchase". This Statement is also filed by the Company, which has filed an Amended and Restated Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9").

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

  (a) The information set forth in Item 1(a) of the Schedule 14D-1 is incorporated herein by reference.

  (b) The information set forth in the "Introduction" to and Section 7 ("Effects of the Offer on the Market for Shares; Stock Quotations; Registration Under the Exchange Act") of the Original Offer to Purchase and
Item 1(b) of the Schedule 14D-1 is incorporated herein by reference.

  (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Original Offer to Purchase is incorporated herein by reference.

  (d) The information set forth in Section 6 ("Price Range of Shares; Dividends") and Section 14 ("Dividends and Distributions") of the Original Offer to Purchase is incorporated herein by reference.

  (e) Not applicable.

  (f) The information set forth in Section 11 ("Contacts with the Company; Background of the Offer") in the Original Offer to Purchase and under "Special Factors--Recent Transactions in Shares" in the Supplement is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

  The Company is the issuer of the securities subject to this Rule 13e-3 transaction. Information concerning the principal business and the address of the principal offices of EastGroup and the Purchaser is set forth in Section 9 ("Certain Information Concerning EastGroup and the Purchaser") of the Original Offer to Purchase and is incorporated herein by reference. The names, business addresses, present principal occupations or employment, material occupations, positions, offices or employment during the last five years and citizenship of the directors and executive officers of EastGroup and the Purchaser are set forth in Annex I ("Certain Information Concerning the Directors and Executive Officers of EastGroup Properties, Inc.") and Annex II ("Certain Information Concerning the Directors and Executive Officers of the Purchaser"), respectively, to the Original Offer to Purchase and is incorporated herein by reference. The names, business addresses, present principal occupations or employment, material occupations, positions, offices or employment during the last five years and citizenship of the directors and executive officers of the Company are set forth in Annex V to the Supplement.

  (e) and (f) The information set forth in Section 8 ("Certain Information Concerning the Company") (as amended by the information set forth on pages 9 and 10 of the Supplement), Section 9 ("Certain Information Concerning EastGroup and the Purchaser"), Section 16 ("Certain Legal Matters"), Annex I ("Certain

Information Concerning the Directors and Executive Officers of EastGroup Properties, Inc.") and Annex II ("Certain Information Concerning the Directors and Executive Officers of the Purchaser") in the Original Offer to Purchase is incorporated herein by reference. Neither EastGroup, the Purchaser or the Company, during the past five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

  (a) The information set forth in Section 11 ("Contacts with the Company; Background of the Offer") in the Original Offer to Purchase is incorporated herein by reference.

  (b) The information set forth in Item 4 ("The Solicitation or
Recommendation") of the Schedule 14D-9 and under "Special Factors--Other Alternatives Considered by the Company's Board of Trustees" in the Supplement is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

  (a) The information set forth in the "Introduction," Section 1 ("The Tender Offer--Terms of the Offer; Extension of Tender Period; Termination; Amendments") and Section 13 ("The Merger Agreement") of the Original Offer to Purchase is incorporated herein by reference.

  (b) All shareholders of the Company are being treated identically with respect to the Offer and the Merger. One shareholder will be entitled to receive additional monies as a result of certain stock appreciation rights granted to him by the Company. See the information set forth under "Special Factors--Interests of Certain Persons in the Offer and Merger" in the Supplement which is incorporated herein by reference.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

  (a) and (c) The information set forth in Section 13 ("The Merger Agreement") of the Original Offer to Purchase is incorporated herein by reference.

  (b), (d) and (e) Not applicable.

  (f) and (g) The information set forth in Section 7 ("Effects of the Offer on the Market for Shares; Stock Quotations; Registration under the Exchange Act") in the Original Offer to Purchase and under "Special Factors--Certain Effects of the Transaction" in the Supplement is incorporated herein by reference.

ITEM 6. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a) The information set forth in Section 10 ("Source and Amount of Funds") (as amended by the information set forth on page 10 of the Supplement) of the Original Offer to Purchase is incorporated herein by reference.

  (b) The information set forth in Section 17 ("Fees and Expenses") of the Original Offer to Purchase and under "Special Factors--Certain Expenses of the Transaction" in the Supplement is incorporated herein by reference.

  (c) The information set forth in Section 10 ("Source and Amount of Funds") (as amended by the information set forth on page 10 of the Supplement) of the Original Offer to Purchase is incorporated herein by reference.

  (d) Not applicable.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

  (a)-(c) The information set forth in Section 12 ("Purpose of the Offer; Short Form Merger; Plans for the Company; Dissenters' Rights; Going Private Transactions") (as amended by the information set forth on page 10 of the Supplement) and Section 13 ("The Merger Agreement") of the Original Offer to Purchase and under "Special Factors--Purpose and Structure of the Transaction" and "--Other Alternatives Considered by the Company's Board of Trustees" in the Supplement is incorporated herein by reference.

  (d) The information set forth in Section 5 ("Certain Federal Income Tax Consequences"), Section 6 ("Price Range of Shares; Dividends") and Section 7 ("Effects of the Offer on the Market for Shares; Stock Quotations; Registration Under the Exchange Act") of the Original Offer to Purchase and under "Special Factors--Certain Effects of the Transaction" and "--Tax Consequences of Transaction" in the Supplement is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

  (a)-(f) The information set forth in the "Introduction" to the Original Offer to Purchase, in Item 4 ("The Solicitation or Recommendation") in the
Schedule 14D-9 and under "Special Factors--Certain Shares Expected to be Tendered", "--Fairness of the Transaction" "--Opinion of Prudential," and "-- Other Alternatives Considered by the Company's Board of Trustees" in the Supplement is incorporated herein by reference.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

  (a)-(c) The information set forth in Item 4 ("The Solicitation or Recommendation") in the Schedule 14D-9 under "Special Factors--Fairness of the Transaction" and "--Opinion of Prudential" in the Supplement is incorporated herein by reference.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

  (a) The information set forth under "Introduction," Section 11 ("Contacts with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; Short Form Merger; Plans for the Company; Dissenters' Rights; Going Private Transactions") (as amended by the information set forth on page 10 of the Supplement) of the Original Offer to Purchase and under "Special Factors-- Certain Shares Expected to be Tendered" in the Supplement is incorporated herein by reference.

  (b) The information set forth in Section 11 ("Contacts with the Company; Background of the Offer") in the Original Offer to Purchase and under "Special Factors--Recent Transactions in Shares" in the Supplement is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

  The information set forth in "Introduction," Section 9 ("Certain Information Concerning EastGroup and the Purchaser"), Section 11 ("Contacts with the Company; Background of the Offer"), Section 12 ("Purpose of the Offer; Short Form Merger; Plans for the Company; Dissenters' Rights; Going Private Transactions") (as amended by the information set forth on page 10 of the Supplement) and Section 13 ("The Merger Agreement") of the Original Offer to Purchase is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

  (a)-(b) The information set forth under "Special Factors--Certain Shares Expected to be Tendered" and "--Recent Transactions in Shares" in the Supplement is incorporated herein by reference.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

  (a) The information set forth under "Special Factors--Certain Effects of the Transaction" in the Supplement is incorporated herein by reference.

  (b) Not applicable.

  (c) Not applicable.

ITEM 14. FINANCIAL INFORMATION.

  (a) The information set forth in Section 8 ("Certain Information Concerning the Company")(as amended by the information set forth on pages 9 and 10 of the Supplement) in the Original Offer to Purchase is incorporated herein by reference. Also incorporated by reference herein is the Company's Annual Report on Form 10-K for the year ended December 31, 1996 and the Company's Form 10-Q for the quarter ended September 30, 1997 (File No. 1-10547).

  (b) Not applicable.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

  (a)-(b) The information set forth in the "Introduction" and Section 17 ("Fees and Expenses") of the Original Offer to Purchase and under "Special Factors--Certain Shares Expected to be Tendered" in the Supplement is incorporated herein by reference.

ITEM 16. ADDITIONAL INFORMATION.

  All information in the Schedule 14D-1 and the Offer to Purchase, which is not otherwise incorporated in this Statement by reference is hereby incorporated herein by this reference.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

  (a)(1) 1997 Amended and Restated Promissory Note dated as of October 1, 1997 (incorporated by reference to Item 11(b)(1) of the Schedule 14D-1).

  (a)(2) First Amended and Restated Loan Agreement dated as of June 29, 1994 (incorporated by reference to Item 11(b)(2) of the Schedule 14D-1).

  (a)(3) First Amendment to First Amended and Restated Loan Agreement dated as of October 31, 1994 (incorporated by reference to Item 11(b)(3) of the Schedule 14D-1).

  (a)(4) Second Amendment to First Amended and Restated Loan Agreement and First Amendment to First Amended and Restated Promissory Note dated as of July 12, 1995 (incorporated by reference to Item 11(b)(4) of the Schedule 14D-1).

  (a)(5) Third Amendment to First Amended and Restated Loan Agreement and Second Amendment to First Amended and Restated Promissory Note dated as of June 1, 1996 (incorporated by reference to Item 11(b)(5) of the Schedule 14D-
1).

  (a)(6) Fourth Amendment to First Amended and Restated Loan Agreement dated as of March 27, 1997 (incorporated by reference to Item 11(b)(6) of the Schedule 14D-1).

  (a)(7) Fifth Amendment to First Amended and Restated Loan Agreement dated as of June 20, 1997 (incorporated by reference to Item 11(b)(7) of the Schedule 14D-1).

  (a)(8) Sixth Amendment to First Amended and Restated Loan Agreement and Third Amendment to First Amended and Restated Promissory Note dated as of October 1, 1997 (incorporated by reference to Item 11(b)(8) of the Schedule 14D-1).

  (b) Opinion of Prudential Securities Incorporated (incorporated by reference to Exhibit 3 to the Schedule 14D-9).

  (c)(1) Agreement and Plan of Merger dated as of February 18, 1998, among EastGroup, the Purchaser and the Company (incorporated by reference to Item 11(c)(1) of the Schedule 14D-1).

  (c)(2) Confidentiality Agreement dated as of February 10, 1998, between EastGroup and the Company (incorporated by reference to Item 11(c)(2) of the Schedule 14D-1).

  (c)(3) Dealer Manager Agreement dated as of February 19, 1998, between EastGroup, the Purchaser and PaineWebber Incorporated (incorporated by reference to Item 11(c)(3) of the Schedule 14D-1).

  (d)(1) Offer to Purchase (incorporated by reference to Item 11(a)(1) of the Schedule 14D-1).

  (d)(2) Letter of Transmittal (incorporated by reference to Item 11(a)(2) of the Schedule 14D-1).

  (d)(3) Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Item 11(a)(3) of the Schedule 14D-1).

  (d)(4) Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Item 11(a)(4) of the Schedule 14D-1).

  (d)(5) Notice of Guaranteed Delivery (incorporated by reference to Item 11(a)(5) of the Schedule 14D-1).

  (d)(6) Press Release dated February 18, 1998 (incorporated by reference to
Item 11(a)(6) of the Schedule 14D-1).

  (d)(7) Form of Summary Advertisement dated February 23, 1998 (incorporated by reference to Item 11(a)(7) of the Schedule 14D-1).

  (d)(8) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Item 11(a)(8) of the
Schedule 14D-1).

  (d)(9) Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company.

  (d)(10) Letter dated March 24, 1998 from EastGroup to the Company's shareholders.

  (d)(11) Supplement dated March 24, 1998 to the Offer to Purchase.

  (d)(12) Press Release dated March 23, 1998.

  (e) The provisions of Missouri General Business and Corporation Law describing appraisal rights and the procedures for exercising such appraisal rights are set forth as Annex IV to the Supplement filed March 24, 1998 and is incorporated herein by reference.

  (f) None.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 24, 1998

                                          EASTGROUP PROPERTIES, INC.


                                          By: /s/ N. Keith McKey
                                             ----------------------------------
                                            Name: N. Keith McKey
                                            Title: Executive Vice President

                                          EASTGROUP-MERIDIAN, INC.


                                          By: /s/ N. Keith McKey
                                             ----------------------------------
                                            Name: N. Keith McKey
                                            Title: Vice President

                                          MERIDIAN POINT REALTY TRUST VIII CO.


                                          By: /s/ Robert H. Gidel
                                             ----------------------------------
                                            Name: Robert H. Gidel
                                            Title: Chief Executive Officer

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9
                           (AS AMENDED AND RESTATED)

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                      MERIDIAN POINT REALTY TRUST VIII CO.
                           (NAME OF SUBJECT COMPANY)

                      MERIDIAN POINT REALTY TRUST VIII CO.
                      (NAME OF PERSON(S) FILING STATEMENT)

                               ----------------

                         COMMON STOCK, PAR VALUE $0.001
                       PREFERRED STOCK, PAR VALUE $0.001
                         (TITLE OF CLASS OF SECURITIES)

                                  589954-10-6
                                  589954-20-5
                    (CUSIP NUMBER OF CLASSES OF SECURITIES)

                               ----------------

                                ROBERT H. GIDEL
                            CHIEF EXECUTIVE OFFICER
                      MERIDIAN POINT REALTY TRUST VIII CO.
                        655 MONTGOMERY STREET, 8TH FLOOR
                            SAN FRANCISCO, CA 94111
                                 (415) 274-1808
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
     NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                               ----------------

                                WITH A COPY TO:

                            DENIS F. SHANAGHER, ESQ.
                         PREUSS WALKER & SHANAGHER LLP
                         595 MARKET STREET, 16TH FLOOR
                            SAN FRANCISCO, CA 94104
                                 (415) 978-2600


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  This Amended and Restated Schedule 14D-9 amends and restates the Company's schedule 14D-9 filed February 23, 1998.

ITEM 1. SECURITY AND SUBJECT COMPANY.

  The name of the subject company is Meridian Point Realty Trust VIII Co., a Missouri corporation (the "Company"), and the address of its principal executive office is 655 Montgomery Street, 8th Floor, San Francisco, CA, 94111. The titles of the class of equity securities to which this Statement relates is the Common Stock, par value $0.001 ("Common Shares") and the Preferred Stock, par value $0.001 ("Preferred Shares").

ITEM 2. TENDER OFFER OF THE BIDDER.

  This Statement relates to a tender offer by EastGroup Properties, Inc., a Maryland corporation ("EastGroup"), and EastGroup-Meridian Inc., a Missouri corporation (the "Purchaser"), a wholly-owned subsidiary of EastGroup, disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") dated February 23, 1998, to purchase all outstanding shares of the Company at a price of $8.50 per Common Share, net to the seller in cash (the "Common Share Offer Price"), and $10.00 per Preferred Share, net to the seller in cash (the "Preferred Share Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer") and pursuant to the Agreement and Plan of Merger dated as of February 18, 1998 (the "Merger Agreement"), among EastGroup, Purchaser, and the Company.

  The bidders in the Offer are EastGroup and Purchaser (the "Bidders"). The principal executive offices of the Bidders are located at 300 One Jackson Place, 188 East Capitol Street, Jackson, Mississippi 39201-2195.

ITEM 3. IDENTITY AND BACKGROUND.

  (a) The name and address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

  (b) Except for the Merger Agreement and the Stock Appreciation Rights Agreement described below, there are no material contracts, agreements, arrangements or understandings or actual or potential conflicts of interest between the Company or its affiliates and its executive officers, directors, consultants and affiliates or the Bidders, their executive officers, directors or affiliates.

 Merger Agreement

  The Merger. The Merger Agreement provides that, following the consummation of the Offer and subject to the terms and conditions thereof, at the effective time of the Merger (as hereinafter defined the "Effective Time") the Purchaser shall be merged with and into the Company (the "Merger") and, as a result of the Merger, the separate corporate existence of the Purchaser shall cease, and the Company shall continue as the surviving corporation (the "Surviving Corporation") and a wholly-owned subsidiary of EastGroup.

  The respective obligations of EastGroup and the Purchaser, on the one hand, and the Company, on the other hand, to effect the Merger are subject to the satisfaction at or prior to the Effective Time of each of the following conditions: (i) the Merger Agreement shall have been approved by the requisite vote of the shareholders, if required by applicable law, in order to consummate the Merger, (ii) no temporary restraining order, preliminary or permanent injunction or other order by any United States federal or state court or governmental body which prohibits the consummation of the transactions contemplated by the Merger Agreement shall have been issued; provided, however, that the Purchaser, EastGroup and the Company shall have used all reasonable efforts to have such order or injunction vacated or reversed; and (iii) if applicable, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") shall have expired or shall have been terminated.

  At the Effective Time of the Merger, each Preferred Share issued and outstanding (other than Dissenting Shares (as defined in the Merger Agreement) representing Preferred Shares and those Preferred Shares held by the Company, any subsidiary of the Company, EastGroup or the Purchaser which are to be canceled pursuant to the Merger Agreement) shall be converted into the right to receive in cash, without interest, the price per Preferred Share paid pursuant to the Offer (the "Preferred Merger Price").

  At the Effective Time of the Merger, each Common Share issued and outstanding (other than Dissenting Shares representing Common Shares and those Common Shares held by the Company, any subsidiary of the Company, EastGroup or the Purchaser which are to be canceled pursuant to the Merger Agreement) shall be converted into the right to receive in cash, without interest, the price per Common Share paid pursuant to the Offer (the "Common Merger Price").

  Also as of the Effective Time, each issued and outstanding share of the capital stock of the Purchaser shall be converted into and become one fully paid and nonassessable common share, $0.001 par value per share, of the Surviving Corporation.

  The Company's Board of Trustees. The Merger Agreement provides that promptly upon the purchase by the Purchaser or EastGroup of Preferred Shares and Common Shares pursuant to the Offer, EastGroup shall be entitled to designate three persons to serve as trustees on the Company's Board of Trustees, subject to compliance with Section 14(f) of the Exchange Act of 1934, as amended, if applicable. At such time, if requested by EastGroup, the Company will also cause each committee of the Board of Trustees of the Company to include persons designated by EastGroup constituting the same percentage of each such committee as EastGroup's designees are of the Board of Trustees of the Company. The Company shall, upon request by EastGroup, promptly exercise reasonable best efforts to secure the resignations of such number of trustees as is necessary to enable EastGroup's designees to be elected to the Board of Trustees of the Company in accordance with the terms of the Merger Agreement and to cause EastGroup's designees so to be elected. In no event shall the Company expand the Board of Trustees so that the total number of trustees shall exceed seven persons. The Company shall promptly take all action necessary pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder in order to fulfill its obligations under the Merger Agreement and shall include in the Schedule 14D-9 mailed to shareholders promptly after the commencement of the Offer (or in an amendment thereof or the information statement to be filed by the Company in connection with the Offer pursuant to Rule 14f-1 promulgated under the Exchange Act (the "Information Statement") if EastGroup has not theretofore designated trustees) such information with respect to the Company and its officers and trustees as is required under Section 14(f) and Rule 14f-1 in order to fulfill its obligations under the Merger Agreement.

  Shareholders' Meeting. Pursuant to the Merger Agreement, the Company will, at EastGroup's request, duly call, give notice of, convene and hold a meeting of its shareholders if such meeting is required by applicable law for the purpose of approving the Merger Agreement and the transactions contemplated thereby. The Merger Agreement provides that the Company will, at EastGroup's request, prepare and file with the Securities and Exchange Commission (the "Commission") and, when cleared by the Commission, will mail to shareholders, a proxy statement with respect to the Company's shareholders' meeting to vote upon the Merger Agreement and Merger transactions, or the Information Statement, as appropriate, satisfying all requirements of the Exchange Act.

  If the Purchaser acquires at least 3,186,354 Shares as a result of the Offer, EastGroup will beneficially own two-thirds of the outstanding Shares. In such event, EastGroup would have sufficient voting power to approve the Merger, even if no other shareholder votes in favor of the Merger.

  The Merger Agreement provides that in the event that EastGroup or the Purchaser acquires at least 90% of the Common Shares outstanding and 90% of the Preferred Shares outstanding, pursuant to the Offer or otherwise, EastGroup, the Purchaser and the Company will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of shareholders of the Company, in accordance with the Missouri General and Business Corporate Law ("GBCL"). For a discussion of certain terms of the Merger Agreement that increase the likelihood that the Purchaser could acquire at least 90% of the outstanding Common Shares and 90% of the outstanding Preferred Shares, see the discussion of the Contingent Options in the immediately following paragraph.

  Contingent Options of the Purchaser. Pursuant to the Merger Agreement, the Company has granted the Purchaser irrevocable options (the "Contingent Options") to (i) purchase for a price of $8.50 per Common Share (the "Per Common Share Price") in cash a number of Common Shares (the "Optioned Common Shares") equal to the Applicable Common Share Amount (as defined below) and (ii) purchase for a price of $10.00 per Preferred Share (the "Per Preferred Share Price") in cash a number of Preferred Shares (the "Optioned Preferred Shares") equal to the Applicable Preferred Share Amount (as defined below). The "Applicable Common Share Amount" is the number of Common Shares which, when added to the number of Common Shares owned by EastGroup and the Purchaser immediately prior to the exercise of the option, would result in the Purchaser owning immediately after the exercise of the option 90% of the then outstanding Common Shares. The "Applicable Preferred Share Amount" is the number of Preferred Shares owned by EastGroup and the Purchaser which, when added to the number of Preferred Shares owned by EastGroup and the Purchaser immediately prior to the exercise of the option, would result in the Purchaser owning immediately after the exercise of the option 90% of the then outstanding Preferred Shares. The Purchaser may exercise the Contingent Options only if at the time of exercise, it (i) shall have accepted Common Shares or Preferred Shares, as appropriate, for payment pursuant to the Offer, and (ii) the Minimum Condition (as defined herein) has been satisfied.

  Interim Operations; Covenants. Prior to the Effective Time, except as specifically permitted by the Merger Agreement, unless the other party has consented in writing thereto, EastGroup and the Company: (i) shall use their reasonable best efforts, and shall cause each of their respective subsidiaries to use their reasonable best efforts, to preserve intact their business organizations and goodwill and keep available the services of their respective officers and employees; (ii) shall confer on a regular basis with one or more representatives of the other to report operational matters of materiality and, subject to the Merger Agreement, any proposals to engage in material transactions; (iii) shall promptly notify the other of any material emergency or other material change in the condition (financial or otherwise), business, properties, assets, liabilities, prospects or in the normal course of their businesses or in the operation of their properties, any material governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the breach in any material respect of any representation or warranty contained herein; and (iv) shall promptly deliver to the other true and correct copies of any report, statement or schedule filed with the Commission subsequent to the date of the Merger Agreement.

  Pursuant to the Merger Agreement, the Company has agreed that, unless agreed to by EastGroup, after the date of the Merger Agreement and prior to the Effective Time, the Company (i) shall conduct, and it shall cause the Company subsidiaries to conduct, its or their operations according to their usual, regular and ordinary course in substantially the same manner as conducted prior to the date of the Merger Agreement; (ii) shall not, and shall cause each Company subsidiary not to, acquire, enter into an option to acquire or exercise an option or contract to acquire additional real property, incur additional indebtedness, encumber assets or commence construction of, or enter into any agreement or commitment to develop or construct, any other type of real estate projects except for the transactions contemplated in the Disclosure Schedule; (iii) shall not amend the Certificate of Incorporation or the Bylaws of the Company, and shall cause each Company subsidiary not to amend its charter, bylaws, joint venture documents, partnership agreements or equivalent documents except as contemplated by the Merger Agreement; (iv) shall not (A) issue any shares of its capital stock, effect any stock split, reverse stock split, stock dividend, recapitalization or other similar transaction, (B) grant, confer or award any option, warrant, conversion right or other right not existing on the date hereof to acquire any shares of its capital stock, (C) increase any compensation or enter into or amend any employment agreement with any of its present or future officers or trustees, or (D) adopt any new employee benefit plan (including any stock option, stock benefit or stock purchase plan) or amend any existing employee benefit plan in any material respect, except for changes which are less favorable to participants in such plans; (v) shall not, and shall not permit any of the Company subsidiaries to, except in accordance with and as permitted under the Merger Agreement, sell, lease or otherwise dispose of (A) any of the Company Properties (as defined in the Merger Agreement) or any portion thereof or any of the capital stock of or partnership or other interests in any of the Company subsidiaries or (B) except in the ordinary course of business, any of its other assets which are material, individually or in the aggregate; (vi) shall not, and shall not permit any of the Company subsidiaries to, make any loans, advances or capital contributions to, or investments in, any other person; (vii) shall not and shall not permit any of the Company subsidiaries to, pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) of the Company included in the Company Public Reports (as defined in the Merger Agreement) or incurred in the ordinary course of business consistent with past practice; (viii) shall not, and shall not permit any of the Company subsidiaries to, enter into any material commitment, contractual obligation, borrowing, capital expenditure or transaction (each, a "Commitment") which may result in total payments or liability by or to it in excess of $50,000 other than Commitments for expenses of attorneys, accountants and investment bankers incurred in connection with the Merger, and (ix) shall not, and shall not permit any of the Company subsidiaries to, enter into any Commitment with any officer, trustee, director, consultant or affiliate of the Company or any of the Company subsidiaries.

  In addition, the Company shall not, without the written consent of EastGroup, which consent may not be unreasonably withheld, (i) effect any material change in any lease or occupancy agreement currently in effect which affects the Company Properties (together with such additional leases approved or permitted pursuant to the Merger Agreement, the "Leases" (ii) renew or extend the term of any Lease, unless the same is an extension or expansion permitted pursuant to the terms of an existing Lease; or (iii) enter into any new Lease or cancel or terminate any Lease. Notwithstanding anything in the Merger Agreement to the contrary, the Company may cancel or terminate any Lease or commence collection, unlawful detainer or other remedial action against any tenant without EastGroup's consent upon the occurrence of a default by the tenant under said Lease.

  No Solicitation. The Merger Agreement provides that unless and until the Merger Agreement shall have been terminated in accordance with its terms, the Company agrees and covenants that (i) neither it nor any Company subsidiary shall, and each of them shall direct and use its best efforts to cause its respective officers, trustees, directors, employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any of the Company subsidiaries) not to, directly or indirectly, initiate, solicit or knowingly encourage any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to its shareholders) with respect to a merger, acquisition, tender offer, exchange offer, consolidation or similar transaction involving, or any purchase, sale, lease, issuance or other disposition (except as permitted under the Merger Agreement) of (a) 10% or more of the assets; (b) any equity securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing 10% or more of the voting power;
(c) partnership interests; or (d) any transaction in which any person shall acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership, of 10% or more of the equity securities, of the Company or of the Company's subsidiary, other than the transactions contemplated by this Agreement (any such proposal or offer being hereinafter referred to as an "Acquisition Proposal") or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal; (ii) the Company will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing and will take the necessary steps to inform the individuals or entities referred to above of the obligations undertaken in the Merger Agreement; and (iii) the Company will notify EastGroup immediately if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, the Company and such notification will include the specific details with respect to any such inquiries, proposals, requests, negotiations or discussions.

  Notwithstanding anything set forth in the Merger Agreement to the contrary
(i) the Board of Trustees of the Company may furnish information to or enter into discussions or negotiations with any person or entity that makes an unsolicited bona fide Acquisition Proposal, if, and only to the extent that, the Board of Trustees of the Company, after consultation with and based upon the advice of Preuss Walker & Shanagher LLP or another nationally recognized law firm selected by the Board of Trustees of the Company, determines in good faith that such action is required for the Board of Trustees to comply with its fiduciary duties to shareholders under applicable law, provided that prior to furnishing such information to, or entering into discussions or negotiations with, such person or entity, the Company provides written notice to EastGroup to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person or entity, and the Company keeps EastGroup regularly informed of the status of any such discussions or negotiations; and (ii) the Board of Trustees of the Company may, to the extent applicable, comply with Rules 14d-9 and 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal.

  Indemnification and Insurance. The Merger Agreement provides that in the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action, suit, proceeding or investigation in which any person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director, trustee, officer, employee, fiduciary or agent of the Company or any of its subsidiaries (the "Indemnified Parties") is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he, she or it is or was a director, trustee, officer, employee or agent of the Company or any of its subsidiaries, or is or was serving at the request of the Company or any of its subsidiaries as a director, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise; or (ii) the Merger Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Time, the parties hereto agree to cooperate and use their reasonable best efforts to defend against and respond thereto. The Company shall indemnify and hold harmless, and after the Effective Time EastGroup shall indemnify and hold harmless, as and to the full extent permitted by applicable law, each Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including attorneys' fees and expenses), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation, and in the event of any such threatened or actual claim, action, suit, proceeding or investigation (whether asserted or arising before or after the Effective Time), (i) the Company, and EastGroup after the Effective Time, shall promptly pay expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the full extent permitted by law; (ii) the Indemnified Parties may retain counsel satisfactory to them, and the Company, and EastGroup after the Effective Time, shall pay all fees and expenses of such counsel for the Indemnified Parties within thirty days after statements therefor are received; and (iii) the Company and EastGroup will use their respective reasonable best efforts to assist in the vigorous defense of any such matter, provided, that neither the Company nor EastGroup shall be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld); and provided further that EastGroup shall have no obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and non-appealable, that indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law. Any Indemnified Party wishing to claim indemnification under the Merger Agreement, upon learning of any such claim, action, suit, proceeding or investigation, shall notify the Company and, after the Effective Time, EastGroup, thereof, provided that the failure to so notify shall not affect the obligations of the Company or EastGroup except to the extent such failure to notify materially prejudices such party.

  EastGroup agreed that all rights to indemnification existing in favor, and all limitations on the personal liability, of the Indemnified Parties provided for in the Company's Charter or the Company's Bylaws or the charter or bylaws or similar organizational documents of any of its subsidiaries as in effect as of the date hereof with respect to matters occurring prior to the Effective Time shall survive the Merger and shall continue in full force and effect for a period of not less than three years from the Effective Time; provided, however, that all rights to indemnification in respect of any claim (a "Claim") asserted or made within such period shall continue until the disposition of such Claim. At or prior to the Effective Time, EastGroup shall purchase directors' and officers' liability insurance coverage for the Company's trustees and officers in a form acceptable to the

Company which shall provide such trustees and officers with $10,000,000 of aggregate coverage for three years following the Effective Date and which shall have a retention of no more than $250,000. EastGroup may satisfy these obligations under the Merger Agreement by maintaining in force the Company's present directors' and officers' liability insurance coverage.

  Representations and Warranties. Pursuant to the Merger Agreement, the Company has made representations and warranties to EastGroup and the Purchaser with respect to, among other things, its organization, capitalization, authority relative to the Merger, financial statements, public filings, conduct of business, employee benefit plans, employment matters, compliance with laws, tax matters, litigation, environmental matters, material contracts, brokers' fees and other matters.

  Termination; Fees. The Merger Agreement provides that it may be terminated at any time prior to the Effective Time, whether before or after approval of the shareholders of the Company:

    (i) by mutual consent of the Board of Directors of EastGroup and the Board of Trustees of the Company;

    (ii) by either EastGroup or the Company if the Merger shall not have been consummated on or before August 31, 1998 (provided the terminating party is not otherwise in material breach of its representations, warranties or obligations under the Merger Agreement);

    (iii) by the Company if any of the conditions precedent specified in the Merger Agreement have not been met or waived by the Company at such time as such condition is no longer capable of satisfaction as long as the Company is not in breach of the Merger Agreement;

    (iv) by EastGroup or the Purchaser if (a) any of the conditions precedent specified in the Merger Agreement have not been met or waived by EastGroup at such time as such condition is no longer capable of satisfaction or (b) there shall not have been a sufficient number of Common Shares and Preferred Shares tendered pursuant to the Offer in order to satisfy the Minimum Condition on or before April 30, 1998, as long as EastGroup is not in breach of the Merger Agreement;

    (v) by EastGroup or the Purchaser if either EastGroup or the Purchaser is entitled to terminate the Offer as a result of the occurrence of (a) the Board of Trustees of the Company or any committee thereof shall have withdrawn or modified in a manner adverse to EastGroup or the Purchaser its approval or recommendation of the Offer, the Merger or the Merger Agreement, or approved or recommended any takeover proposal or (b) the Company shall have entered into any agreement with respect to any Acquisition Proposal in accordance with the Merger Agreement;

    (vi) by the Company, if the Board of Trustees of the Company recommends to the Company's shareholders approval or acceptance of an Acquisition Proposal in accordance with the Merger Agreement; and

    (vii) by the Company, if either EastGroup or the Purchaser is in material breach of its obligations under the Merger Agreement and such material breach shall not have been cured by EastGroup or the Purchaser within five days after EastGroup or the Purchaser receives notice thereof.

      If (A) EastGroup terminates the Merger Agreement pursuant to section
    (v) above, or pursuant to (ii) above as a result of a willful breach by the Company; or

      (B) the Company terminates the Merger Agreement pursuant to section
    (vi) above; or

      (C) during the pendency of the Offer a third party announces or proposes an Acquisition Proposal and EastGroup terminates the Merger Agreement under
    (iv)(b) above and the Company thereafter consummates or enters into an agreement to consummate an Acquisition Proposal (with such third party or otherwise) within the one year period after such termination of the Merger Agreement; then the Company shall pay to EastGroup an amount (the "Termination Amount") in cash equal to the sum of (i) $2,500,000, plus (ii) EastGroup's reasonable out-of-pocket costs and expenses in connection with the Merger Agreement and the transactions contemplated hereby, evidenced by documentation reasonably acceptable to the Company, in accordance with the provisions of the Merger Agreement.

  In the event that (i) EastGroup or the Purchaser are in material breach of the Merger Agreement and the Offer or the Merger are not consummated; or (ii) the Company terminates the Merger Agreement under (vii) above, EastGroup shall pay to the Company an amount in cash equal to $2,500,000 (the "Damage Amount"). The parties to the Merger Agreement agreed that in the event EastGroup or the Purchaser breaches the Merger Agreement, actual damages would be difficult to determine and that the Damage Amount is a liquidated damage payment in lieu of such actual damages. Payment of the Damage Amount shall be the Company's sole and exclusive remedy for any material breach of the Merger Agreement by EastGroup or the Purchaser; provided, however, that the Company may elect to seek the remedies described in the next paragraph in which case the Company's sole and exclusive remedy for any material breach of the Merger Agreement will be as described below and the Company will waive any and all rights to collection of the Damage Amount.

  The parties to the Merger Agreement agreed that irreparable damage could occur to the Company in the event that any of the provisions of the Merger Agreement were not performed in accordance with their specific terms or were otherwise breached. The parties therefore agreed that the Company shall be entitled to an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement in any court of the United States or any state having jurisdiction; provided, however, that in the event the Company elects to collect or attempts to collect the Damage Amount from EastGroup or the Purchaser, payment of the Damage Amount shall be the Company's sole and exclusive remedy for any material breach of the Merger Agreement by EastGroup or the Purchaser.

  Funding. EastGroup has agreed, subject to the terms and conditions of the Offer, to provide or cause to be provided to the Purchaser on a timely basis the funds necessary to accept for payment, and pay for, Common Shares and Preferred Shares that the Purchaser becomes obligated to accept for payment, and pay for, pursuant to the Offer.

  Dividends and Distributions. The Merger Agreement provides that without the prior written consent of EastGroup, which consent may be withheld for any reason, between the date of the Merger Agreement and the Effective Time, the Company shall not declare, set aside or pay any dividends or distributions whether in cash or property. Notwithstanding anything to the contrary set forth in the Merger Agreement, nothing in the Merger Agreement shall prohibit the Company or any Company subsidiary from taking any action at any time or from time to time that in the reasonable judgment of the Company is necessary for the Company to maintain its qualification as a REIT (as defined herein) within the meaning of Sections 856-860 of the Internal Revenue Code for any period or portion thereof ending on or prior to the Effective Time including making dividend or distribution payments to shareholders; provided, however, that no dividends or distributions required to avoid the excise tax on undistributed REIT income under Section 4981 of the Code shall be deemed to be necessary for the Company to maintain its qualification as a REIT within the meaning of Sections 856-860 of the Code. In addition, the Company may declare, set aside and pay distributions to its shareholders (i) in an amount not to exceed $0.08 per Common Share and $0.08 per Preferred Share per calendar quarter which distributions will have record dates and payment dates substantially similar to such dates in 1997; or (ii) as required by the Company's Charter. To the extent any dividends or distributions in excess of $0.08 per Common Share and $0.08 per Preferred Share per quarter are paid, the Common Share Offer Price, the Preferred Share Offer Price, the Common Merger Price and the Preferred Merger Price shall be reduced by the cumulative per share amount of such excess.

  Prior to the Effective Time, unless EastGroup has consented to the contrary, the Company shall take any such actions as may be necessary to maintain the Company's status as a REIT for any period or portions thereof ending on or prior to the Effective Time. Following the Effective Time, EastGroup shall use its best efforts to take any such actions as may be necessary to maintain the Company's status as a REIT for any period or portion thereof ending on or prior to the Effective Time.

  In addition, prior to the Effective Time, unless EastGroup has consented, the Company shall not (i) issue any shares of its capital stock, effect any stock split, reverse stock split, stock dividend, recapitalization or other similar transaction or (ii) grant, confer or award any option, warrant, conversion right or other right not existing on the date hereof to acquire any shares of its capital stock.

  In the event of any change in the number of outstanding Common Shares or Preferred Shares by reason of any stock dividend, stock split, recapitalization, combination, exchange of shares, merger, consolidation, reorganization or the like or any other change in the corporate or capital structure of the Company that would have the effect of diluting EastGroup's rights hereunder, the number of Optioned Common Shares or the number of Optioned Preferred Shares and the Per Common Share Price or the Per Preferred Share Price, respectively, shall be adjusted appropriately so as to restore EastGroup to its rights hereunder with respect to such option; provided, however, that nothing in this paragraph shall be construed as permitting the Company to take any action or enter into any transaction prohibited by this Merger Agreement.

  Certain Conditions of the Offer. Notwithstanding any other term of the Offer or the Merger Agreement, the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-l(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Common Shares or Preferred Shares after the termination or withdrawal of the Offer), to pay for any Common Shares or Preferred Shares tendered pursuant to the Offer unless, (i) there shall have been validly tendered and not withdrawn prior to the expiration of the Offer such number of Common Shares and Preferred Shares that, when added to Preferred Shares beneficially owned by EastGroup on the date of the Merger Agreement, will constitute two-thirds of the total number of shares of the capital stock of the Company entitled to vote on a merger under the Company's Certificate of Incorporation, as amended, and the GBCL (the "Minimum Condition"); and (ii) any waiting period under the HSR Act applicable to the purchase of Common Shares and Preferred Shares pursuant to the Offer shall have expired or been terminated (the "HSR Condition"). Furthermore, notwithstanding any other term of the Offer or the Merger Agreement, the Purchaser shall not be required to accept for payment or, subject as aforesaid, to pay for any Common Shares and Preferred Shares not theretofore accepted for payment or paid for, and may terminate the Offer if, at any time on or after the date of the Merger Agreement and before the acceptance of such shares for payment or the payment therefor, any of the following conditions exist (other than as a result of any action or inaction of EastGroup or any of its subsidiaries which constitutes a breach of the Merger Agreement):

    (i) there shall be threatened or pending by any governmental entity any suit, action or proceeding, (a) challenging the acquisition by EastGroup or the Purchaser of any Common Shares or Preferred Shares under the Offer, seeking to restrain or prohibit the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by the Merger Agreement, or seeking to obtain from the Company, EastGroup or the Purchaser any damages that are material in relation to the Company and its subsidiaries taken as a whole; (b) seeking to prohibit or limit the ownership or operation by the Company, EastGroup or any of their respective subsidiaries of a material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or EastGroup and its subsidiaries, taken as a whole, or to compel the Company or EastGroup to dispose of or hold separate any material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or EastGroup and its subsidiaries, taken as a whole, as a result of the Offer or any of the other transactions contemplated by the Merger Agreement; (c) seeking to impose material limitations on the ability of EastGroup or the Purchaser to acquire or hold, or exercise full rights of ownership of, any Common Shares or Preferred Shares accepted for payment pursuant to the Offer including, without limitation, the right to vote such Common Shares and Preferred Shares on all matters properly presented to the shareholders of the Company; (d) seeking to prohibit EastGroup or any of its subsidiaries from effectively controlling in any material respect the business or operations of the Company and its subsidiaries, taken as a whole; or (e) which otherwise is reasonably likely to have a material adverse effect on the business. financial condition or results of operations of the Company and its subsidiaries, taken as a whole;

    (ii) there shall be any statute, rules, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or deemed applicable to the Offer or the Merger, or any other action shall be taken by any governmental entity or court, other than the application to the Offer or the Merger of applicable waiting periods under the HSR Act, that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (a) through (e) of paragraph (i) above;

    (iii) (a) the Board of Trustees of the Company or any committee thereof shall have withdrawn or modified in a manner adverse to EastGroup or the Purchaser its approval or recommendation of the Offer, the Merger or the Merger Agreement, or approved or recommended any takeover proposal or (b) the Company shall have entered into any agreement with respect to any Acquisition Proposal in accordance with the Merger Agreement;

    (iv) there shall have occurred (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States (excluding any coordinated trading halt triggered solely as a result of a specified decrease in a market index); (b) any extraordinary or material adverse change in the financial market or major stock exchange indices in the United States; (c) any material adverse change in United States currency exchange rates or a suspension of, or limitation on, the markets therefor;
  (d) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States; (e) any limitation (whether or not mandatory) by any governmental entity on, or other event that might materially affect, the extension of credit by banks or other lending institutions; or (f) in the case of any of the foregoing existing on the date of the Merger Agreement, a material acceleration or worsening thereof;

    (v) any of the representations and warranties of the Company set forth in the Merger Agreement that are qualified as to materiality shall not be true and correct and any such representations and warranties that are not so qualified shall not be true and correct in any material respect, in each case as of the date of the Merger Agreement and as of the scheduled Expiration Date of the Offer;

    (vi) the Company shall have failed to perform in any material respect any material obligation or to comply in any material respect with any material agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement;

    (vii) the Merger Agreement shall have been terminated in accordance with its terms.

 Stock Appreciation Rights Agreement

  On September 21, 1997, the Company entered into a Stock Appreciation Rights Agreement (the "SAR Agreement") with Robert H. Gidel, Chief Executive Officer of the Company. Under the terms of the SAR Agreement, Mr. Gidel was granted stock appreciation rights ("SARs") of 150,000 common stock SARs at a price of $5.50 per common share, and 75,000 preferred stock SARs at a price of $8.50 per preferred share.

  Under the SAR Agreement, the SARs vest on the first anniversary of the date of grant, or immediately upon a change in control, whichever occurs first. A change in control under the SAR Agreement shall be deemed to occur if any person, as defined therein, becomes the "beneficial owner," as defined in Rule 13d-3 under the Exchange Act, of securities of the Company representing fifty percent (50%) or more of the then combined voting power of the Company's then outstanding securities.

  Upon vesting of the SARs, the SAR Agreement provides that Mr. Gidel shall receive from the Company in cash an amount equal to the difference between the fair market value of the shares of stock on the exercise date and the Exercise Price, as defined therein, multiplied by the number of SARs being exercised.

  In the event Purchaser consummates the offer described above, the Company anticipates Mr. Gidel will exercise all of his SARs, in which event he will be entitled to a cash payment from the Company of up to $562,500.00.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  (a) At a special meeting held on February 17, 1998, the Board of Trustees of the Company (the "Board of Trustees") unanimously determined that each of the Offer and the Merger is fair to, and in the best interests of, the Company's stockholders and approved the Merger Agreement and the transactions contemplated thereby. The Board hereby recommends that the Company's stockholders accept the Offer and tender all their Common Shares and Preferred Shares pursuant to the Offer. Copies of a letter to stockholders is attached hereto as Exhibit 4 and is incorporated herein by reference.

  (b) The reasons for the position stated in paragraph (a) of this Item 4 are presented in the information furnished below in this Item 4(b).

 Background of the Offer

  The Company was incorporated in December 1987 and commenced operations in early 1988 as a REIT, with the anticipated intention to begin to liquidate within five to eight years from inception, although not required by the Articles of Incorporation or By-Laws. However, a precipitous decline in real estate values beginning in 1991 created a situation in which liquidation within this time frame would not provide sufficient proceeds for the holders of Common Shares to receive any liquidation proceeds, as a result of the Company's $10 per Preferred Share liquidation preference. Further, a liquidation in that time frame was believed to be inadequate to meet the $10 per share preference of the holders of Preferred Shares.

  In March, 1995, the Company engaged CS First Boston as its financial advisor to review various strategic alternatives and opportunities available to the Company. The review included the possibility of liquidation or the sale of the Company's assets. The liquidation alternative did not appear feasible at the time for the reasons discussed above. In late 1995 and early 1996, the Company received several preliminary proposals for the sale or merger of all or a portion of the Company's assets. Included in the proposals received and reviewed by the Company were three proposals from EastGroup, under the last of which the Company would have received approximately $41 million in cash and EastGroup stock. As part of the process resulting in the EastGroup proposals, the Company had requested, and EastGroup executed, a Confidentiality and Standstill Agreement which included provisions restricting EastGroup's ability for a period of two years to acquire securities of the Company, make or participate in the solicitation of proxies with respect to the Company, make any offer or proposal with respect to the Company's securities or join with others to accomplish any of the above (the "Standstill Agreement").

  In December of 1995, the Company retained TIS Financial Services Inc. as manager of the Company's assets. The Board of Trustees of the Company then requested that the new management team perform a review of the Company's assets to develop a strategic plan to increase the value of the Company so that any future transaction would accurately reflect the value of the Company and result in a reasonable and fair return for all shareholders.

  In April, 1996, the Company determined that the preliminary proposals, including the proposals from EastGroup, were not sufficiently in a range to adequately reflect the current or future value of the Company, and if consummated, would not result in an acceptable return for either the preferred or common shareholders.

  As a result, in April, 1996, the Company terminated its engagement of CS First Boston and adopted a new business plan whereby the Company would stabilize its property portfolio to reflect its status as a "Sun Belt" REIT through selected expansions, dispositions and refinancing of its portfolio over the course of the following three years. This would include the expansion of several properties owned by the Company, the sale of certain properties outside the Company's target geographical market area, the purchase of properties within the Company's target area, and the refinancing of the Company's debt, all while attempting to maintain or improve the Company's dividend payments. Under this plan, management believed the Company could improve its value over the course of the next three years so as to result in a significantly greater return to all shareholders than could be achieved by a transaction at that time.

  In order to allow for the implementation of its business plan, at the annual meeting held on June 16, 1996, the Company's shareholders approved an amendment to the Company's By-Laws relating to investment policy which allowed the Company to reinvest proceeds from the sale of property into the purchase of new property, providing the Company with the flexibility to achieve the goals of its business plan described above.

  In accordance with the business plan, in 1997 the Company proceeded with the sales of its Richland, Mississippi and Bedford, Illinois properties. (The Richland, Mississippi, property was sold to EastGroup in an arms-length transaction.) The Company constructed a 187,500 square foot addition to its Waldenbooks distribution facility in Nashville, Tennessee, and purchased three buildings, totaling approximately 71,000 square feet, in Palm Beach, Florida. In addition, on July 30, 1997, the Company retired and paid in full its principal debt facility, and subsequently entered into new loans totaling $25.5 million secured by certain of its properties in Arizona, California and Tennessee.

  On or about March 21, 1997, Meredith Partners, Inc. ("Meredith") filed a
Schedule 13D and disclosed its letter agreement with the Massachusetts Bay Transportation Authority Retirement Fund ("MBTA") to purchase 1,183,556 Preferred Shares. Meredith further disclosed that upon the purchase, it intended to try to influence the management of the Company.

  In late April, 1997, the Company released EastGroup from the Standstill Agreement for the sole purpose of contacting and negotiating with MBTA regarding the purchase of the Preferred Shares held by MBTA.

  On May 21, 1997, Meredith entered into an Assignment Agreement with Turkey Vulture Fund XIII, whereby Meredith assigned all its rights, title and interest in the MBTA agreement to Turkey Vulture, which similarly indicated its intention to influence management of the Company.

  On May 30, 1997, the Company similarly released EastGroup from the Standstill Agreement for the sole purpose of contacting and negotiating with the Massachusetts State Teachers & Employee Retirement Systems Trust ("MASTERS") regarding the purchase of 1,560,754 Preferred Shares owned by MASTERS. On June 2, 1997, the Company also released EastGroup from the Standstill Agreement for the purpose of contacting and negotiating with the Chicago Truck Drivers, Helpers and Warehouse Workers Union (independent) Pension Fund ("Chicago") regarding the purchase of the 521,164 Preferred Shares owned by Chicago.

  On June 3, 1997, Turkey Vulture purchased the Preferred Shares held by MBTA and thereafter instituted a proxy solicitation to elect five of their nominees to the Company's Board of Trustees.

  At the June 13, 1997 Annual Meeting of Shareholders, the Company invoked the excess share provisions contained in Section 6.5 of the Company's By-Laws (which prohibit any person from owning, directly or indirectly, more than 9.8% of the outstanding shares) to deny Turkey Vulture voting rights with respect to Preferred Shares owned in excess of the 9.8% limit. As a result of this limitation on voting rights, only one of Turkey Vulture's nominees was elected to the Board of Trustees. (In the absence of the limitation, two of the Turkey Vulture nominees would have been elected.) On the same date, the Company instituted litigation against Turkey Vulture and related parties seeking to confirm its application of the voting limitation.

  On July 1, 1997, the Company appointed Robert H. Gidel as Chief Executive Officer and entered into a Personal Services Agreement in that regard.

  The Company's Standstill Agreement with EastGroup expired by its terms on August 15, 1997.

  On August 27, 1997, Turkey Vulture and related parties sold 1,411,756 Preferred Shares to EastGroup in a privately negotiated transaction, resulting in Turkey Vulture and related parties reducing the number of shares held in the Company to less than the 9.8% restriction. Subsequently, the Company and Turkey Vulture settled and dismissed the litigation.

  In its statement on Schedule 13D filed on August 27, 1997 with respect to the purchase of the Preferred Shares (the "Schedule 13D"), EastGroup indicated that it anticipated proposing to the Board of Trustees of the Company a negotiated business combination transaction between the Company and EastGroup in which EastGroup would be the surviving entity. EastGroup also indicated that it might pursue a tender offer or similar transaction involving the Company and that it had not yet formulated a definitive proposal with respect to any possible business combination or offer. Shortly after the filing of the
Schedule 13D, representatives of EastGroup contacted representatives of the Company and counsel to EastGroup contacted counsel to the Company to inform them that EastGroup was in the process of making a number of large real estate acquisitions and planning financing for such acquisitions and that it would be several weeks before it would be possible for EastGroup to focus on its plans with respect to the Company.

  On or about October 30, 1997, the Company engaged Prudential Securities Incorporated ("Prudential Securities") as the Company's exclusive financial advisor with respect to the Company's implementing a strategic plan for enhancing shareholder value.

  On November 14, 1997, with the advice of Prudential Securities, the Company adopted a Shareholder Rights Plan, which was intended to protect the Company's shareholders in the event of coercive or unfair takeover tactics, or an unsolicited attempt to acquire control of the Company in a transaction the Board of Trustees believed was not in the best interests of the shareholders.

  On December 2, 1997, representatives of the Company met with representatives of EastGroup. At that meeting, the EastGroup representatives stated EastGroup's desire to promptly enter into negotiations with the Company with respect to a business combination transaction between EastGroup and the Company. The representatives of the Company advised EastGroup that the Company was in the process of evaluating the Company's strategic alternatives and that the Company had retained Prudential Securities to help the Company in such evaluation. Representatives of the Company requested that EastGroup sign a confidentiality agreement containing a limited standstill provision with respect to receiving updated non-public information of the Company so that EastGroup could participate in the process to be implemented by Prudential Securities. The EastGroup representatives informed the Company representatives that EastGroup believed that a merger between EastGroup and the Company was in the best interest of all parties, and that it was EastGroup's present intention to oppose and vote its Preferred Shares against any strategic alternative of the Company that would delay or frustrate such a transaction. Further, in light of EastGroup's position and EastGroup's significant holdings in the Company, the EastGroup representatives indicated their view that it was impractical and unnecessary for the Company to explore such strategic alternatives. Representatives of the Company at the meeting indicated that they would discuss EastGroup's proposal with the Board of Trustees of the Company at a regularly scheduled meeting later in December.

  In mid-December, following a meeting of the Company's Board of Trustees, counsel to the Company informed counsel to EastGroup that the Company would be interested in holding discussions with EastGroup with respect to a negotiated business combination transaction which might include an offer of EastGroup stock to the Company's shareholders. EastGroup then offered the Company the opportunity to perform a due diligence investigation with respect to EastGroup prior to the beginning of discussions with respect to such a business combination transaction. On January 8, 1998 representatives of the Company visited EastGroup's offices in Jackson, Mississippi to perform a preliminary due diligence investigation with respect to EastGroup's business, assets and prospects. In connection with this investigation, the Company executed a confidentiality agreement with respect to the receipt of non-public information from EastGroup.

  On January 16, 1998, the Company received an unsolicited offer to merge from EastGroup. In the offer to merge, each Preferred Share would be converted into EastGroup shares with a value of $9.75, and each Common Share would be converted into EastGroup shares with a value of $6.75. Company shareholders would have the option to exchange their Preferred Shares or Common Shares for $9.75 and $6.75 in cash, respectively, provided that the total number of Preferred Shares and Common Shares surrendered for cash, including shares surrendered pursuant to the exercise of dissenter's rights, would not exceed 30 percent of all issued and outstanding Preferred Shares (excluding Preferred Shares currently held by EastGroup) and 30 percent of all issued and outstanding Common Shares.

  After receipt of the offer to merge, conversations occurred between representatives of EastGroup and representatives of the Company, representatives of PaineWebber Incorporated ("PaineWebber"), financial advisor to EastGroup, and representatives of Prudential Securities, and counsel to EastGroup and counsel to the Company. Counsel to EastGroup sent counsel to the Company a draft of a proposed Agreement and Plan of Merger pursuant to which the proposed offer to merge would be effected.

  Following receipt of the offer to merge from EastGroup, the Company, in conjunction with Prudential Securities, continued to explore its strategic alternatives with other potential merger partners, purchasers or companies interested in an equity infusion.

  On January 29, 1998, the Company's Board of Trustees met to consider the pending EastGroup offer to merge. Prudential Securities advised at that time of several preliminary indications of interest from other parties at values and terms in excess of and more favorable than the EastGroup offer.

  As a result, on January 29, 1998, the Company advised EastGroup by letter and telephone that the Company was not prepared to accept the offer at that time. The Company advised EastGroup of its belief that the value of the Company was in excess of the offer. In addition, the cash component of the offer was expressed to be problematic for the Company's shareholders, particularly in view of the absence of proposed board representation. In addition, the price protection mechanism was believed to be inadequate. Finally, there were certain due diligence contingencies in the proposed agreement that were not acceptable.

  During the period from January 30, 1998 through February 18, 1998, discussions continued between and among representatives of EastGroup and PaineWebber and counsel to EastGroup and representatives of the Company and Prudential Securities and counsel to the Company. These discussions included the amount and kind of consideration to be paid to holders of Common Shares and Preferred Shares, the conditions of a proposed Agreement and Plan of Merger, and whether EastGroup would execute a confidentiality agreement with respect to the receipt of non-public information. On February 10, 1998, EastGroup did execute a limited confidentiality agreement with no standstill provision and was given access to certain of the Company's non-public information (relating primarily to the structural and environmental conditions of the Company's properties) on February 10 and 11, 1998.

  During this period, counsel to EastGroup and counsel to the Company continued to discuss and negotiate the non-economic terms of a potential merger agreement.

  On February 17, 1998, EastGroup presented the Company with a new offer to merge, containing the terms now set forth in the Merger Agreement. The Company's Board of Trustees met on the same date to consider the offer. The Company's trustees were advised that several interested parties had determined to drop out of the process. The Trustees were also advised that certain other interested parties were continuing negotiations, and one party had expressed an interest at a potential value slightly higher than the EastGroup offer. However, it was noted that this party had a variety of contingencies in its indication of interest, and was several weeks away from being able to present a definitive proposal. Moreover, EastGroup's position as a stockholder in the Company, and its stated intention to oppose and vote Preferred Shares against any alternative strategic transaction, created a significant execution risk with respect to any alternative proposal. After extensive discussion, the Trustees then approved the EastGroup proposal. The Trustees also voted to render the Shareholder Rights Plan inapplicable to the EastGroup offer. The factors taken into account by the Board of Trustees in making its decision are described below under "Recommendation of the Board of Trustees; Fairness of the Offer and the Merger."

  On the morning of February 18, 1998, the Company, Purchaser and EastGroup entered into the Merger Agreement, and the terms of the Agreement and the Merger were publicly announced.

 Recommendation of the Board of Trustees; Fairness of the Offer and the Merger

  In approving the Merger Agreement and recommending acceptance of the Offer and adoption of the Merger Agreement, the Board of Trustees considered a number of factors, including, but not limited to, the following:

    (i) The opinion of Prudential Securities that, based upon certain considerations and assumptions, as of February 17, 1998, the $8.50 per Common Share in cash to be received by the holders of Common Shares and the $10.00 per Preferred Share in cash to be received by holders of Preferred Shares in the Offer and the Merger was fair to such holders in the aggregate. A copy of the written opinion dated February 17, 1998 of Prudential Securities delivered to the Board of Trustees, which sets forth the assumptions made, procedures followed, matters considered and limits of their review, including the absence of an opinion as to the fairness of the allocation of the consideration to the different classes of Company Shareholders, is filed as Exhibit 3 to this Schedule 14D-9 and is incorporated herein by reference. THE FULL TEXT OF SUCH OPINION SHOULD BE READ IN CONJUNCTION WITH THIS STATEMENT;

    (ii) With regard to the fairness of the relative allocation of the consideration between the holders of the Preferred Shares and Common Shares, Article 6.04 of the Company's Articles of Incorporation provides for a preference of $10.00 per share to the holders of the outstanding Preferred Shares upon liquidation of the Company, which preference was asserted by certain of the holders of the Company's Preferred Shares to be applicable in the event of a merger or reorganization, which preference had historically resulted in the Preferred Shares trading at a premium to the Common Shares, and which was viewed to provide a premium to the value of the Preferred Shares relative to the Common Shares.

    (iii) The process conducted by the Company and Prudential Securities that involved, among other things, contacting twenty-nine entities that the Company and Prudential Securities reasonably believed would be interested in entering into a business combination transaction with the Company and providing certain of those entities with information and access to Company officials and representatives and inviting proposals. Approximately ten entities expressed interest in a business combination transaction and presented bids or indications of interest to the Company. The bid of the Purchaser was the highest non-contingent bid received;

    (iv) a review of the possible alternatives to the Offer and the Merger, including the possibility of continuing to operate the Company as an independent entity or of the Company engaging in a strategic alliance with another REIT and the timing and feasibility of those alternatives, including that the smaller relative size of the Company, and its unique capital structure of preferred/common stock, were viewed as impediments to continuing to operate the Company as an independent entity. Moreover, the Board believed that EastGroup's publicly disclosed intention to vote its shares against any other strategic combination transaction could delay or hinder any such proposed transaction. As a result, the possible value to the Company's stockholders of such alternatives was viewed as less than the proposed Offer and Merger;

    (v) the terms and conditions of the Merger Agreement, including the fact that the Offer is subject to a minimum tender condition;

    (vi) the fact that the Offer was not subject to a financing condition;

    (vii) the historical and recent market prices for the Preferred Shares and Common Shares, including that between January 1, 1993 and January 1, 1997, the market price of the Common Shares and Preferred Shares was below $4 per Common Share and $7 per Preferred Share, respectively, and that the highest market price of the Common Shares prior to the public announcement of the Offer and the Merger was $7.75 per Common Share on January 16, 1998, and the highest market price of the Preferred Shares prior to the public announcement of the Offer and the Merger was $9.63 per Preferred Share on February 10, 1998;

    (viii) the provisions of the Merger Agreement described above which restrict the Company's ability to withdraw their recommendation of the Offer in the event of a superior proposal;

    (ix) the capital structure of the Company which created impediments to the Company's ability to raise additional capital;

    (x) EastGroup's position as a holder of approximately 21% of the outstanding Shares of the Company and 27.6% of the outstanding preferred shares, and the Board's belief that EastGroup's publicly stated intention to vote its shares against other strategic alternative could delay or hinder consummation of such an alternative;

    (xi) the provisions of the Merger Agreement that require either the Company or EastGroup to pay the other a termination fee of $2.5 million in the event the Merger Agreement is terminated as described above under "Merger Agreement"; and

    (xii) the recognition by the Board of Trustees that, if the Offer and the Merger were consummated, current stockholders of the Company would no longer be able to participate in any future growth prospects of the combined companies; however, the Board of Trustees determined that the premium being effected in the Offer and the Merger fairly compensated such holders for that loss of opportunity.

  In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board of Trustees found it impracticable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determination, except that the Board of Trustees placed special emphasis on the Offer price and on the matters set forth in Items (i), (ii) and (iii) above. The Board of Trustees discussed in detail the matters referenced in Items (viii)-(xi), and the fact that they constitute impediments to third parties interested in making alternative proposals regarding the Company. On balance, however, and in light of the matters described in Items (i)-(iii), the Board of Trustees determined that these factors were more than outweighed by the other factors, all of which supported the fairness of the transaction.

  It is expected that, if Shares are not accepted for payment by the Purchaser in the Offer and if the Merger is not consummated, the Company's current management, under the general direction of the Board of Trustees, will continue to manage the Company as an ongoing business. However, the Board of Trustees may, under such circumstances, explore other possible methods of maximizing stockholder values.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  Prudential Securities has been retained by the Company to act as exclusive financial advisor to the Company for a two-year period and as exclusive financial advisor in connection with, among other matters, the potential sale of all or a portion of the stock or assets of the Company. Pursuant to a letter agreement dated October 30, 1997, between the Company and Prudential Securities, the Company is required to pay Prudential Securities (a) a fee of $300,000 upon delivery of a Fairness Opinion to the Company and (b) an additional fee of one percent (1%) of the consideration paid (defined as the total value of all cash, securities, the repurchase or buy-out of any options or warrants, any agreements or other property and any other consideration, including, without limitation, any contingent, earned or other consideration paid or payable, directly or indirectly), in connection with a Transaction as defined therein, subject to a minimum fee of $800,000 in connection with the sale of the Company, subject further to a credit for fees paid pursuant to clause (a). Assuming a consummation of the Offer and the Merger on the terms contemplated by the Merger Agreement, the Company currently estimates that the amount of such additional fee due to Prudential Securities (after credits) would be approximately $710,000.

  In addition, the Company has agreed to reimburse Prudential Securities for reasonable out-of-pocket and incidental expenses, including the fees and disbursements of its legal counsel and those of any advisor retained by Prudential Securities, whether or not any transaction is consummated, such reimbursable expenses not to exceed $50,000 without the prior written approval of the Company, and to indemnify Prudential Securities and certain related persons against certain liabilities in connection with their engagement, including certain liabilities under the federal securities laws.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  (a) During the past sixty days, no transaction in the Shares has been effected by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company, except for the purchase by Christopher J. Doherty, Chairman of the Board of Trustees, as follows:

                                                             NUMBER OF   PRICE
     DATE OF TRANSACTION                                      SHARES   PER SHARE
     -------------------                                     --------- ---------
     January 5, 1998 Preferred..............................   1,000       8 1/2
     January 5, 1998 Common.................................     500        5

  (b) Pursuant to the Merger Agreement, the Company believes that all Directors and Officers of the Company who own Common or Preferred Shares will tender their Shares pursuant to the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

  (a) Other than the Offer and the Merger, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (1) an extra ordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (2) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; (3) a tender offer for or other acquisition of securities by or of the Company; or (4) any material change in the present capitalization or dividend policy of the Company.

  (b) Other than the Offer and the Merger, there are no transactions, Board of Trustees resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  None.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

   EXHIBIT
     NO.
   -------
      1.   Agreement and Plan of Merger dated as of February 18, 1998, among the
            Company, the Purchaser and EastGroup. (Previously Filed.)

      2. Joint press release of the Company and EastGroup dated February 18, 1998. (Previously Filed.)

      3.   Opinion of Prudential Securities Incorporated dated February 17,
            1998. (Previously Filed.)

      4.   Letter to stockholders of the Company dated February 23, 1998.
            (Previously Filed.)

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Meridian Point Realty Trust VIII Co.

                                                   /s/ Robert H. Gidel
                                          By: _________________________________
                                                      ROBERT H. GIDEL
                                                  Chief Executive Officer

                        [LOGO OF EASTGROUP PROPERTIES]

                             300 ONE JACKSON PLACE
                            188 EAST CAPITOL STREET
                        JACKSON, MISSISSIPPI 39201-2195

                                                                 March 24, 1998

To the Shareholders of Meridian Point Realty Trust VIII Co.

  Enclosed is a Supplement dated March 24, 1998 to our Offer to Purchase dated February 23, 1998. The enclosed Supplement provides you with additional disclosure regarding the Offer and related transactions. Also enclosed is Meridian's Amended and Restated Solicitation/Recommendation Statement on
Schedule 14D-9. THE OFFER PRICE OF $8.50 PER MERIDIAN COMMON SHARE AND $10.00 PER MERIDIAN PREFERRED SHARE HAS NOT CHANGED.

  We have extended the Offer so that the Expiration Date will be April 17, 1998. Please review the enclosed information. If you then desire to withdraw your shares, see Section 3 ("Withdrawal Rights") in the Offer to Purchase. IF YOU HAVE ALREADY VALIDLY TENDERED YOUR MERIDIAN SHARES AND DO NOT WISH TO CHANGE YOUR DECISION AFTER REVIEW OF THE ENCLOSED INFORMATION, NO FURTHER ACTION IS REQUIRED ON YOUR PART. YOUR EXISTING TENDER WILL REMAIN EFFECTIVE WITHOUT ANY FURTHER ACTION BY YOU.

  If you have any questions, please call our Information Agent, Beacon Hill Partners, Inc., at 1-800-755-5001.

                                          EASTGROUP PROPERTIES, INC.

                      SUPPLEMENT DATED MARCH 24, 1998 TO
                          OFFER TO PURCHASE FOR CASH
              ALL OUTSTANDING COMMON SHARES AND PREFERRED SHARES

                                      OF

                     MERIDIAN POINT REALTY TRUST VIII CO.

                                      AT

                          $8.50 NET PER COMMON SHARE

                                      AND

                        $10.00 NET PER PREFERRED SHARE

                                      BY

                           EASTGROUP-MERIDIAN, INC.

                           A WHOLLY-OWNED SUBSIDIARY

                                      OF

                          EASTGROUP PROPERTIES, INC.

    THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY
        TIME, ON FRIDAY, APRIL 17, 1998, UNLESS THE OFFER IS EXTENDED.

  This supplement amends and supplements the Offer to Purchase dated February 23, 1998 (the "Original Offer to Purchase" and as supplemented and amended hereby, the "Offer to Purchase"), of EastGroup-Meridian, Inc. (the "Purchaser"), a wholly-owned subsidiary of EastGroup Properties, Inc. ("EastGroup"), with respect to Meridian Point Realty Trust VIII Co. (the "Company"). Capitalized terms used but not otherwise defined herein will have the meanings set forth in the Original Offer to Purchase. Pursuant to the Offer to Purchase, the Purchaser is offering to purchase all of the Company's outstanding Common Shares for $8.50 per share net to the seller in cash and all of the Company's outstanding Preferred Shares for $10.00 per share net to the seller in cash.

  1. The Expiration Date has been extended to 5:00 p.m. on April 17, 1998. Any reference to the Expiration Date in the Offer to Purchase or the Letter of Transmittal shall mean such time.

  2. The following information is added to the cover of the Original Offer to
Purchase:

  THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

  3. The following information is added on page 2 of the Original Offer to Purchase immediately before "THE TENDER OFFER":

                                SPECIAL FACTORS

  Purpose and Structure of the Transaction. The purpose of the Offer is for the Purchaser to acquire control of, and a majority equity interest in, the Company. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. The acquisition of the entire equity interest in the Company has been structured as a cash tender offer followed by a merger in order to provide a prompt and orderly transfer of ownership of the Company from the public shareholders to EastGroup and to provide shareholders with cash for all of their Shares. Although EastGroup had proposed to the Board of Trustees of the Company transactions in which EastGroup securities and cash would have been used as consideration for the acquisition of the Company, the Company's Board of Trustees expressed a preference for an all cash transaction and EastGroup acceded to the Company's wishes. See Section 11 ("Contacts with the Company; Background of the Offer") of the Original Offer to Purchase.

  Under the GBCL and the Company's Charter, the approval of the Board of Trustees of the Company and the affirmative vote of two-thirds of the total number of outstanding shares of capital stock of the Company entitled to vote on a merger are required to approve and adopt the Merger Agreement and the Merger. The Board of Trustees of the Company has approved the Offer, the Merger and the Merger Agreement and the transactions contemplated thereby, and, unless the Merger is consummated pursuant to the short-form merger provisions under the GBCL described below, the only remaining required corporate action of the Company is the approval and adoption of the Merger Agreement and the Merger by the affirmative vote of the holders of two-thirds of the outstanding Shares. If the Offer is consummated after the Minimum Condition is satisfied, EastGroup will have sufficient voting power to cause the approval and adoption of the Merger Agreement and the Merger without the affirmative vote of any other shareholder.

  The Merger Agreement provides that, if approval of the Merger by the shareholders of the Company is required by law, the Company will, as soon as possible following payment for Shares in the Offer, duly call and hold a meeting of shareholders for the purpose of obtaining shareholder approval of the Merger, and the Company, through its Board of Trustees, will recommend to shareholders that such approval be given.

  Under the GBCL, if EastGroup beneficially owns at least 90% of the outstanding Common Shares and 90% of the outstanding Preferred Shares, the Merger could be effected without a meeting of shareholders solely by action of EastGroup. The Merger Agreement provides that if the Purchaser acquires at least 90% of the outstanding Common Shares and 90% of the outstanding Preferred Shares, EastGroup, the Purchaser and the Company will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the expiration of the Offer without a meeting of shareholders of the Company, in accordance with Section 351.447 of the GBCL. If the Purchaser does not acquire at least 90% of the outstanding Common Shares and 90% of the outstanding Preferred Shares, a significantly longer period of time may be required to effect the Merger, because a vote of the Company's shareholders would be required under the GBCL. The Company has granted the Purchaser options to acquire sufficient Shares so that, under certain circumstances, the Purchaser may increase its percentage ownership of Common Shares and/or Preferred Shares to the 90% level. See Section 13 ("The Merger Agreement").

  Certain Shares Expected to be Tendered. Based upon information supplied to the Purchaser by the Company, the Company believes that the following trustees and executive officers of the Company will tender the number of Preferred Shares and Common Shares set forth next to such trustee's or officer's name:

                                                    NUMBER OF       NUMBER OF
      NAME                                       PREFERRED SHARES COMMON SHARES
      ----                                       ---------------- -------------
      Christopher J. Doherty....................      1,000              500
      Robert H. Gidel...........................          0          100,000
      Lorraine O. Legg..........................        200                0
      Homer McK. Rees...........................      1,000            5,000

  To the Company's knowledge, the above list contains all Shares owned by the Company's trustees or officers. To EastGroup's knowledge, no director or officer of EastGroup beneficially owns Shares. Other than Ms. Legg, each of the persons named above is a trustee of the Company. All trustees of the Company voted in favor of the Merger Agreement, the Offer and the Merger and to recommend that the shareholders of the Company tender their Shares pursuant to the Offer.

  Fairness of the Transaction. The Purchaser and EastGroup believe that it was the responsibility of the Board of Trustees of the Company to determine the fairness of the transaction to the shareholders of the

Company other than EastGroup. In all dealings with the Company, EastGroup was treated as a disinterested third party. The Company's Board of Trustees has no members who are representatives of EastGroup or affiliates or associates of EastGroup. None of the Company's officers are representatives, affiliates or associates of EastGroup. The Company retained Prudential to act as its financial advisor with respect to the Company's strategic alternatives and to advise the Company with respect thereto. EastGroup believes that the Company's Board of Trustees with the advice of Prudential and the Company's other advisers, none of whom have any relationship with EastGroup, took all necessary action to ensure that the Offer and the Merger were fair to the Company's shareholders other than EastGroup, including but not limited to the process conducted by Prudential and the Company which involved contacting entities that Prudential believed would be interested in entering into a business combination or similar transaction with the Company. The Common Share Offer Price and the Preferred Share Offer Price were determined by negotiation between EastGroup and the Company and their representatives. The Company also received an opinion from Prudential, based upon certain considerations and assumptions, that the aggregate cash consideration to be received by shareholders of the Company, other than EastGroup, was fair from a financial point of view. The details of the recommendation of the Company's Board of Trustees is set forth in the Company's Amended and Restated Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), a copy of which is being delivered to the Company's shareholders along with this Supplement. Shareholders are urged to read the Schedule 14D-9 carefully. After careful consideration, the Company's Board of Trustees unanimously approved the Merger Agreement (which contemplates both the Offer and the Merger). As noted above, none of the members of the Company's Board of Trustees or officers of the Company is an affiliate or has any relationship with EastGroup. One of the Company's Trustees is also an officer of the Company.

  Although EastGroup did not consider it EastGroup's responsibility to determine the fairness of the Offer and the Merger, EastGroup believes that the Offer and Merger are fair to the holders of the Company's Common Shares and Preferred Shares other than EastGroup. EastGroup bases its belief on the following: (i) the fact that the Common Share Offer Price of $8.50 represents a significant premium to the trading range of the Common Shares before the first public announcement of EastGroup's purchase of Preferred Shares and its interest in pursuing a negotiated business combination transaction with the Company (the Common Shares traded in a range of $1.75 to $4.75 during the period from January 1, 1996 through August 26, 1997, the day before such announcement); (ii) the fact that the Preferred Share Offer Price of $10.00
(a) is equal to the liquidation preference of the Preferred Shares, (b) represents a significant premium to the market price of Preferred Shares before the first public announcement of EastGroup's purchase of Preferred Shares and its interest in pursuing a negotiated business combination transaction with the Company (the Preferred Shares traded in a range from $4.50 to $8.125 during the period from January 1, 1996 to August 26, 1997, the day before such announcement) and (c) is greater than EastGroup's average purchase price for Preferred Shares of $9.49; (iii) the Company's small size and relatively complex capital structure, which EastGroup believed limited the Company's opportunities for growth and for access to the capital markets; (iv) the fact that the Offer and the Merger were not contingent on financing; and
(v) the process conducted by the Company and Prudential which involved among other things, contacting entities that the Company and Prudential reasonably believed would be interested in entering into a business combination transaction with the Company, and pursuant to which the Offer and Merger were the highest non-contingent transaction proposed to the Company. EastGroup believed that all of the above factors indicated that the Offer and the Merger were fair to the shareholders of the Company other than EastGroup, but placed particular reliance on the matters set forth in (i), (ii) and (v).

  Opinion of Prudential. The information in this subsection was provided to EastGroup and the Purchaser by the Company. The Company selected Prudential as its financial adviser after receiving proposals from three investment banking firms, including Prudential. The Company's Board of Trustees believed that all three of the investment banking firms had sufficient expertise and experience to act as the Company's financial adviser. All were regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. After a review of each firm's proposal, the Company's Board of Trustees believed that Prudential's proposal was the must competitive and would be the most beneficial to the Company's shareholders. In the ordinary course of its business, Prudential and its affiliates may actively trade the debt and the equity securities of the Company and EastGroup for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. Otherwise, Prudential has had no relationship during the past two years with the Company or EastGroup or any director or officer thereof. Because there was only one member of the Company's Board of Trustees who was an officer of the Company and no trustees or officers are representatives, affiliates or associates of EastGroup, the Company's Board did not consider it necessary for the Company's disinterested trustees to have advisers separate from the Company.

  The Company retained Prudential to act as the Company's financial advisor in connection with its strategic alternatives, including in connection with the Offer, Merger and related matters. At the February 17, 1998 meeting of the Company's Board of Trustees, Prudential rendered an oral opinion to the Company's Board that, as of such date and subject to the considerations set forth in such opinion, the aggregate consideration to be received by the holders of Shares pursuant to the Merger Agreement is fair from a financial standpoint of view to such holders. Prudential subsequently confirmed its oral opinion by delivery of a written opinion dated February 17, 1998.

  The full text of Prudential's written opinion dated February 17, 1998, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached as Exhibit 3 to the Company's Schedule 14D-9 (the "Prudential Securities Opinion") and is incorporated herein by reference. Holders of Preferred Shares and Common Shares are urged to, and should, read the Prudential Securities Opinion carefully and in its entirety. The Prudential Securities Opinion is directed to the Company's Board and addresses only the fairness from a financial point of view of the aggregate consideration to be received by the holders of Preferred Shares and Common Shares pursuant to the Merger Agreement and it does not address any other aspect of the Merger, including the fairness of the relative consideration offered for the Preferred Shares and Common Shares, nor does it constitute a recommendation to any holder of Preferred Shares or Common Shares as to whether to tender Preferred Shares or Common Shares pursuant to the Offer, or how to vote on the proposed Merger, if applicable. The summary of the Prudential Securities Opinion set forth in this Supplement is qualified in its entirety by reference to the full text of such opinion.

  In arriving at its opinion, Prudential reviewed such materials and considered such financial and other factors as Prudential deemed relevant under the circumstances, including among other things: (i) a draft of the Merger Agreement, dated February 16, 1998; (ii) certain publicly-available historical financial and operating data concerning the Company; (iii) certain pro forma financial data prepared by the Company's management; (iv) certain information relating to the Company, including property financial forecasts for the fiscal years ending December 31, 1998 through December 31, 2007, prepared by the Company's management; (v) certain publicly available financial, operations and stock market data concerning companies engaged in businesses deemed comparable to the Company or otherwise relevant to the inquiry; (vi) the financial terms of certain recent transactions deemed relevant to the inquiry; (vii) the historical stock prices and trading volumes of Preferred Shares and Common Shares; and (viii) such other financial studies, analyses and investigations that Prudential deemed appropriate. Prudential also met with members of the senior management of the Company to discuss the prospects for the Company's business and the estimates of the Company's future financial performance. Prudential also visited most of the properties currently owned and operated by the Company.

  In rendering its opinion, Prudential assumed and relied upon the accuracy and completeness of the financial and other information provided by the Company or otherwise publicly available, and did not undertake any independent verification of such information. Prudential did not make or obtain any independent valuation or appraisal of any of the assets or liabilities of the Company. With respect to the financial forecasts, Prudential assumed that such forecasts (and the assumptions and bases therefor) had been reasonably prepared and represented Company management's best currently available estimates and good faith judgments as to the future financial performance of the Company. The Prudential Securities Opinion is necessarily based on economic, financial and market conditions as they existed and were made available to Prudential on February 17, 1998.

  The following is a brief summary of certain analyses performed by Prudential and reviewed with the Company's Board in connection with the preparation of the Prudential Securities Opinion and with its oral presentation to the Company's Board on February 17, 1998.

  Market Bids Analysis. This analysis compared the recent bids for the Company with the EastGroup bid. In general, of the twenty-nine companies contacted by Prudential, nine presented proposals for the Company. The total aggregate dollar value of the Company represented by the EastGroup offer was approximately $67.3 million. Only two other bids were higher than the EastGroup offer. However, one of those bids had been withdrawn at the time of the February 17, 1998 Board of Trustees meeting. The other bid was slightly higher for the Common Shares, but was subject to significant contingencies, and the party making the bid was several weeks away from being able to make a definitive proposal. In the view of Prudential, the fact that the EastGroup bid was the highest non-contingent offer received by the Company supported its conclusion that the aggregate cash consideration to be received by the Company's shareholders, excluding EastGroup, pursuant to the Merger Agreement was fair from a financial point of view to such shareholders.

  Comparable Transactions Analysis. The Comparable Transactions Analysis calculates the implied value of the Company based upon the Latest Twelve Months ("LTM") Funds From Operations ("FFO") and the Forward Twelve Months ("FTM") FFO multiples of recent similar acquisition transactions. In conducting this analysis, Prudential analyzed a total of fifteen comparable REIT acquisition transactions, each dated no earlier than 1996, including five pending transactions. In reviewing those comparable transactions, Prudential calculated 1997 LTM FFO per share multiples ranging from a low of 10.66x to a high of 14.38x, with a median of 12.14x and a mean of 12.20x. After applying the estimated Company FFO for 1997, the Company's implied valuation by reference to comparable transactions using 1997 LTM FFO/Share multiples was a low of $40.76 million and a high of $55.00 million, with a median of $46.43 million and a mean of $46.66 million. In further reviewing those recent comparable transactions. Prudential calculated 1998 FTM FFO per share multiples ranging from a low of 10.63x to a high of 13.43x, with a median of 11.39x and a mean of 11.60x. After applying the projected Company FFO for 1998, the Company's implied valuation by reference to comparable transactions using 1998 FTM FFO per share multiples was a low of $56.23 million and a high of $71.04 million, with a median value of $60.25 million and a mean value of $61.38 million. In view of the aggregate valuation of approximately
$67.3 million for the Company represented by the EastGroup offer, Prudential noted that this analysis supported its conclusion that the aggregate cash consideration to be received by the Company's shareholders, excluding EastGroup, pursuant to the Merger Agreement was fair from a financial point of view to such shareholders.

  Comparable Companies Analysis. This methodology calculates the implied value of the Company based upon 1997 estimated and 1998 projected FFO trading multiples of similar publicly traded industrial REITs. A total of ten similar publicly traded industrial REITs were analyzed by Prudential including AMB Property Corporation, American Industrial Properties, Cabot Industrial Trust, CenterPoint Properties Trust, EastGroup, First Industrial Realty Trust, Meridian Industrial Trust, Pacific Gulf Properties, Security Capital Industrial Trust and Weeks Corporation. This analysis resulted in the calculation of 1997 FFO per share multiples ranging from a low of 10.11x to a high of 14.46x with a median of 12.42x and a mean of 12.39x. After applying the Company estimated FFO per share for 1997, the Company's implied valuation based on 1997 FFO per share ranged from a low of $38.66 million to a high of $55.28 million, with a median of $47.50 million and a mean of $47.37 million. This analysis also resulted in the calculation of projected 1998 FFO per share multiples ranging from a low of 9.25x to a high of 12.87x, with a median of 11.06x and a mean of 10.98x. After applying the Company's projected FFO per share for 1998, the Company's implied valuation based on 1998 projected FFO per share ranged from a low of $48.94 million to a high of $68.11 million, with a median of $58.54 million and a mean of $58.11 million. In view of the aggregate valuation of approximately $67.3 million for the Company represented by the EastGroup offer, Prudential noted that this Comparable Companies Analysis supported its conclusion that the aggregate cash consideration to be received by the Company's shareholders, excluding EastGroup, pursuant to the Merger Agreement was fair from a financial point of view to such shareholders.

  Stock Trading History. Prudential reviewed and compared the 52-week history (February 14, 1997 through February 13, 1998) of trading prices of Preferred Shares and Common Shares with the respective per share prices being offered by EastGroup. As for the Preferred Shares, during the 52-week period, the Preferred Shares had traded at a low of $5.00 per Preferred Share and a high of $9.63 per Preferred Share, as compared with the EastGroup offer of $10.00 per Preferred Share. As for the Common Shares, during the 52 week period, the Common Shares had traded at a low of $3.063 per Common Share and a high of $7.75, as compared with the EastGroup offer of $8.50 per Common Share. Accordingly, Prudential noted that this analysis, in addition to other factors, supported its conclusion.

  The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. Prudential believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all of its analyses, would create an incomplete view of the process underlying its opinion. In addition, Prudential may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuations resulting from a particular analysis described above should not be taken to be Prudential's view of the actual value of the Company.

  In performing its analyses, Prudential made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are not necessarily indicative of actual value, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Prudential's analysis of whether the aggregate consideration to be received by the holders of Preferred Shares and Common Shares pursuant to the Merger Agreement is fair from a financial point of view to such holders, and was conducted in connection with the delivery of the Prudential Securities Opinion. The estimates of financial performance provided by the Company's management in or underlying Prudential's analyses are not necessarily indicative of future results or values which may be more or less favorable than such estimates. Because such estimates are inherently subject to uncertainty, actual results could vary significantly from those reflected in such estimates. In addition, as mentioned above, the Prudential Securities Opinion and the information provided by it to the Company's Board of Trustees were two of the factors taken into consideration by the Company's Board in making its determination to approve the Merger Agreement and the transactions contemplated thereby. Consequently, the Prudential analyses described above should not be viewed as determinative of the opinion of the Company's Board or the view of the Company's management with respect to the value of the Company or as to whether the Company's Board would have been willing to agree to different terms. The aggregate consideration to be received by the holders of Common Shares and Preferred Shares pursuant to the Merger Agreement was determined through arms-length negotiations between the Company and EastGroup and was approved by the Company's Board.

  The Company's Board of Trustees retained Prudential based upon its experience and expertise. Prudential is a nationally recognized investment banking and advisory firm. As part of its investment banking business, Prudential is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive bidding, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

  Prudential's opinion has been sent to the Company's shareholders along with the Company's Schedule 14D-9. The opinion will be available for inspection and copying at the Company's principal executive offices, 655 Montgomery Street, 8th Floor, San Francisco, CA 94111 during the Company's regular business hours by any interested shareholder of the Company or a representative of such shareholder who has been so designated in writing. The Company will also transmit a copy of Prudential's opinion to any shareholder (or a representative who such shareholder has designated in writing) upon written request to the Company at the address set forth above.

  Certain Effects of the Transaction. After the consummation of the Offer (assuming the Minimum Condition is satisfied), EastGroup will beneficially own a sufficient number of Shares to effect the Merger without the vote of any other shareholder. Accordingly, the Merger will not require the approval of a majority of the Company's shareholders other than EastGroup. If the Merger is consummated, shareholders of the Company may have certain rights under Section
351.455 of the GBCL to dissent, and demand appraisal of, and to obtain payment for the fair value of their Shares. Such rights, if the statutory procedures were complied with, could lead to a judicial determination of the fair value of the Shares (excluding any element of value arising from the accomplishment or expectation of the Merger) to be required to be paid in cash to such dissenting holders for their Shares. In determining the fair value of the Shares, a Missouri court would be required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset value and earning capacity. Therefore, the value so determined in any appraisal proceeding could be different from the price being paid in the Offer and the Merger. A copy of Section 351.455 of the GBCL is attached hereto as Annex IV.

  As a result of the consummation of the Offer and the Merger, shareholders other than EastGroup will not have the opportunity to participate in the future earnings, profits and growth of the Company and will not have a right to vote on corporate matters. EastGroup, as the sole beneficial owner of Shares after the Merger, will own a 100% interest in the book value and earnings of the Company and will benefit from any increase in the value of the Company following the Offer and the Merger. Similarly, EastGroup will bear the risk of any decrease in the value of the Company after the Merger and shareholders will not face the risk of a decline in the value of the Company after the Merger. According to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997, the Company's Shareholders' Equity was $43.1 million as of such date. According to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 and the Company's Annual Report on Form 10-K for the year ended December 31, 1996, the Company had a net income of $1.3 million for the twelve months ended December 31, 1996 and $2.1 million for the nine months ended September 30, 1997 and had FFO of $3.7 million for the twelve months ended December 31, 1996 and $2.9 million for the nine months ended September 30, 1997. See Section 8 ("Certain Information Concerning the Company") of the Original Offer to Purchase for further financial information regarding the Company.

  The consummation of the Offer could, and the consummation of the Merger will, have the effect of causing the Shares to cease to be traded on AMEX and/or registered under the Exchange Act. See Section 7 ("Effects of the Offer on the Market for Shares; Stock Quotations; Registration Under the Exchange Act") of the Original Offer to Purchase for a discussion of the possible effects of the Offer on the market for Shares if the Merger is not consummated. Also, during the period between consummation of the Offer and consummation of the Merger, EastGroup shall be entitled to designate three persons to serve as members of the Company's Board of Trustees. See Section 13 ("The Merger Agreement--The Company's Board of Trustees") of the Original Offer to Purchase.

  Other Alternatives Considered by the Company's Board of Trustees. The information set forth in this subsection is supplied to EastGroup by the Company. The Company and Prudential conducted a process which involved, among other things, contacting entities that the Company and Prudential reasonably believed would be interested in entering into a business combination transaction with the Company and providing certain entities with information and access to Company officials and representatives and inviting proposals with respect to business combination transactions from such entities. In connection with this process, Prudential contacted twenty-nine parties in regard to a respective business combination with the Company, acquisition of the Company's assets, or a potential equity investment in the Company. Nine of the parties responded with proposals for the entire Company and one responded with a proposal for a portion of the Company's real estate portfolio. Of these proposals, one party expressed an interest in the Company at a potential value slightly higher (specifically, $0.50 more per Common Share) than the Offer and the Merger. However, this proposal had a variety of contingencies, including the performance of a due diligence investigation with respect to the Company and the negotiation of a definitive agreement, and the party making the proposal was several weeks away from being able to present a definitive proposal. Moreover, the Company's Board of Trustees believed that EastGroup's position as a 21% stockholder of the Company could hinder or delay the consummation of any such strategic alternative. After an extensive discussion and careful consideration, the Company's Board of Trustees unanimously approved the Merger Agreement, the Offer, and the Merger, and believes that they are in the best interests of the Company's shareholders. Detailed information with respect to the recommendation of the Company's Board is set forth in the Company's Amended and Restated Solicitation/Recommendation Statement on Schedule 14D-9, a copy of which is being disseminated to the Company's shareholders along with this Supplement.

  Interests of Certain Persons in the Offer and Merger. Other than the interest of certain trustees and officers by tendering their Shares as described under "Special Factors--Shares Expected to be Tendered" in this Supplement and as set forth below, neither EastGroup nor the Company is aware of any interests of any of their directors, trustees, officers or affiliates in the Offer or the Merger.

  On September 21, 1997, the Company entered into a Stock Appreciation Rights Agreement (the "SAR Agreement") with Robert H. Gidel, Chief Executive Officer of the Company. Under the terms of the SAR

Agreement, Mr. Gidel was granted stock appreciation rights ("SARs") of 150,000 common stock SARs at a price of $5.50 per Common Share, and 75,000 preferred stock SARs at a price of $8.50 per Preferred Share. Under the SAR Agreement, the SARs vest on the first anniversary of the date of grant, or immediately upon a change in control, whichever occurs first. A change in control under the SAR Agreement shall be deemed to occur if any person, as defined therein, becomes the "beneficial owner," as defined in Rule 13d-3 under the Exchange Act, of securities of the Company representing fifty percent (50%) or more of the then combined voting power of the Company's then outstanding securities. Upon vesting of the SARs, the SAR Agreement provides that Mr. Gidel shall receive from the Company in cash an amount equal to the difference between the fair market value of the Common Shares and Preferred Shares on the exercise date and the respective Exercise Prices, as defined therein, multiplied by the number of SARs being exercised. In the event Purchaser consummates the Offer, the Company has informed EastGroup that it anticipates Mr. Gidel will exercise all of his SARs, in which event he will be entitled to a cash payment from the Company of up to $562,500.

  Recent Transactions in Shares. EastGroup has purchased all of its Preferred Shares since August 1997. During the quarter ended September 30, 1997, EastGroup purchased 1,449,956 Preferred Shares at prices ranging from $7.50 per share to $9.50 per share, with an average price of $9.49 per share (including brokerage commissions). During the quarter which will end March 31, 1998, EastGroup has purchased 19,600 Preferred Shares, at prices ranging from $9.04 to $9.54 with an average price of $9.28 per share. EastGroup purchased no other Shares during 1997 or 1998. EastGroup's overall average purchase price for its Preferred Shares was $9.49 (including brokerage commissions).

  During the period from sixty days prior to the date of the Merger Agreement through the date of this Supplement, no director or trustee or other affiliate of the Company or director, officer or trustee of EastGroup engaged in any transactions in Shares except that on January 5, 1998, Christopher J. Doherty, Chairman of the Company's Board of Trustees, purchased 1,000 Preferred Shares for $8.50 per share and 500 Common Shares for $5.00 per share in open market transactions effected on the AMEX.

  Other Transactions between EastGroup and the Company. In June 1997, before EastGroup became a stockholder of the Company, in an arms-length transaction unrelated to the Offer or the Merger, EastGroup purchased a 67,275 square foot industrial property in Richland, Mississippi from the Company for $3,050,000. EastGroup became interested in and approached the Company with respect to the purchase of this property from the Company because EastGroup already owned another industrial property in the same business park.

  Certain Expenses of the Transaction. It is estimated that the expenses incurred by the Purchaser and EastGroup in connection with the Offer and the Merger will be approximately as follows: financial adviser and dealer manager fees and expenses, $915,000; legal fees and expenses, $90,000; information agent fees and expenses, $40,000; printing, mailing, distribution and depositary expenses, $140,000; and filing fees and related expenses, $11,000. EastGroup will pay all of these expenses, which are estimated to be $1,196,000 in the aggregate. The Company has informed EastGroup and the Purchaser that the Company's expenses in connection with the Offer and the Merger are as follows: financial adviser fees and expenses, $1,050,000; legal fees and expenses, $60,000; and printing, mailing and distribution expenses, $25,000. The Company will pay all of these expenses, which are estimated to be $1,135,000 in the aggregate. To the extent that the information in this paragraph is different from the information in the Original Offer to Purchase under Section 17 ("Fees and Expenses"), the information set forth herein supersedes the information in the Original Offer to Purchase.

  Tax Consequences of Transaction. For federal income tax purposes, the purchase of Shares pursuant to the Offer and subsequent Merger will be treated by EastGroup as the purchase of 100% of the Shares of the Company. Because the Company will be a 100% owned subsidiary of EastGroup at that time, it will be deemed to be liquidated into EastGroup, without recognition of any gain or loss on that deemed liquidation, and EastGroup will be deemed to recontribute the assets liquidated into a newly formed corporation. There would be no gain or loss on that contribution. The acquisition of all of the Company's stock by EastGroup will not result in any gain or loss being recognized by the Company. The tax consequences of the receipt of cash for Shares pursuant to the Offer or in the Merger to shareholders of the Company other than EastGroup, are described in Section 5 ("Certain Federal Income Tax Consequences") in the Original Offer to Purchase.

  4. The following is added to Section 8 ("Certain Information Concerning the Company") on page 12 of the Original Offer to Purchase:

  The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the trustees and executive officers of the Company are set forth on Annex V hereto. Except as set forth in this Supplement, the Company has advised EastGroup that neither the Company, nor to the best of its knowledge, any of the persons listed in Annex V hereto, (i) has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint venture, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies; (ii) has engaged in contacts, negotiations or transactions with the Company or its affiliates concerning a merger, consolidation, acquisition, tender offer or other acquisition of securities, election of trustees or directors or a sale or other transfer of a material amount of assets; or (iii) has had any other transaction with the Company or any of its executive officers, trustees or affiliates that would require disclosure under the rules and regulations of the Commission applicable to the Offer.

  The following is a summary of certain additional financial information with respect to the Company. This information is excerpted or derived from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 1997. More comprehensive financial information is included in such reports and other documents filed by the Company with the Commission. The financial information summary set forth below is qualified in its entirety by reference to such reports and other documents filed with the Commission and all of the financial information and related notes contained therein. Such reports and other documents may be inspected at and copies may be obtained from the offices of the Commission in the manner set forth in the Original Offer to Purchase.

                     MERIDIAN POINT REALTY TRUST VIII CO.
            SUPPLEMENTAL SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                          NINE MONTHS ENDED
                            YEARS ENDED DECEMBER 31,        SEPTEMBER 30,
                            ---------------------------  --------------------
                              1996      1995     1994      1997      1996
                            ---------  ----------------  --------------------
                                                             (UNAUDITED)
Ratio of Earnings to Fixed
 Charges...................      1.48     .96       .52      2.19        1.32
                               AS OF DECEMBER 31,        AS OF SEPTEMBER 30,
                            ---------------------------  --------------------
                              1996      1995     1994      1997      1996
                            ---------  ----------------  --------------------
                                                             (UNAUDITED)
Working Capital............ $ (15,563)  $(614)  $(3,252) $    293    $(16,356)
Book Value Per Preferred
 Share.....................      8.05    8.16      8.58      8.18        8.01
Book Value Per Common
 Share.....................      0.00    0.00      0.00      0.00        0.00

  5. The following information replaces the second and third paragraphs of
Section 10 ("Source and Amount of Funds") on page 15 of the Original Offer to
Purchase:

  The Purchaser will obtain all such funds from EastGroup or its affiliates. EastGroup has received financial commitments from its lending institutions sufficient to satisfy the Purchaser's obligations under the Offer and the Merger Agreement. The Offer and the Merger are not contingent upon any financing arrangements. EastGroup intends to finance the transactions through revolving credit facilities with Deposit Guaranty National Bank, Jackson, Mississippi. As of April 1, 1998, the maximum principal amount of these facilities was scheduled to be reduced from $100 million to $75 million, however EastGroup has received a commitment for an increase in the maximum principal amount under the revolving credit facilities to $105 million, effective April 1, 1998. Pursuant to such commitment, the interest rate under EastGroup's revolving credit facilities will be reduced to LIBOR plus 1.40%. Nine of EastGroup's properties, the stock of one of EastGroup's wholly-owned subsidiaries and EastGroup's equity interest in two limited partnerships secure EastGroup's revolving credit facilities. As of March 24, 1998, EastGroup had borrowed a total of approximately $49.2 million under its revolving credit facilities.

  EastGroup is presently negotiating a further increase in the maximum principal amount under its revolving credit facilities. As of the date hereof, EastGroup has made no other plans with respect to the repayment or refinancing of the debt incurred in connection with the Offer.

  6. The following information replaces in its entirety "Going Private Transactions" in Section 12 ("Purpose of the Offer; Short Form Merger; Plans for the Company; Dissenters' Rights; Going Private Transactions") on page 22 of the Original Offer to Purchase:

  Going Private Transactions. EastGroup, the Purchaser and the Company have filed a Schedule 13E-3 with the Commission on the date of this Supplement. This Schedule 13E-3 was filed pursuant to Rule 13e-3 which relates to certain going-private transactions. Filing of such Schedule 13E-3 by the Company is not an admission that EastGroup is an affiliate of the Company or that the Offer and Merger constitute going-private transactions. A substantial portion of the information contained in this Supplement is required to be disseminated to the Company's shareholders by Rule 13e-3 and Schedule 13E-3. Any proxy statement that is sent to shareholders in connection with any special meeting of shareholders in connection with the approval of the Merger will also comply with Rule 13e-3 and Schedule 13E-3.

  7. The following information is added at the end of Section 15 ("Certain Conditions of the Offer") on page 31 of the Original Offer to Purchase:

  Notwithstanding anything to the contrary contained in Section 1 ("Terms of the Offer; Extension of Tender Period; Termination; Amendments"), Section 4 ("Acceptance for Payment and Payment of Offer Price") and Section 15 ("Certain Conditions of the Offer"), all conditions of the Offer, other than the receipt of necessary governmental approvals, shall have been satisfied or waived on or prior to the Expiration Date.

  EXCEPT AS OTHERWISE SET FORTH IN THIS SUPPLEMENT AND IN THE REVISED LETTERS OF TRANSMITTAL, THE TERMS AND CONDITIONS PREVIOUSLY SET FORTH IN THE OFFER TO PURCHASE REMAIN APPLICABLE IN ALL RESPECTS TO THE OFFER, AND THIS SUPPLEMENT SHOULD BE READ IN CONJUNCTION WITH THE ORIGINAL OFFER TO PURCHASE.

  The Purchaser and EastGroup have filed with the Commission a Schedule 14D-1 and amendments thereto pursuant to Rule 14d-3 and a Schedule 13E-3 pursuant to Rule 13e-3 of the General Rules and Regulations under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. The Company has filed with the Commission the
Schedule 14D-9 and amendments thereto pursuant to Rule 14d-9 and has joined with EastGroup and the Purchaser in filing the Schedule 13E-3 referred to in the previous sentence, and may file amendments thereto. Such Schedules and any amendments thereto, including exhibits, may be examined and copies may be obtained in the same manner set forth in Section 8 of the Offer to Purchase.

  No person has been authorized to give any information or make any representation on behalf of EastGroup or the Purchaser not contained in this Supplement or the Original Offer to Purchase and, if given or made, such information or representation must not be relied upon as having been authorized.

  Neither the delivery of this Supplement or the Original Offer to Purchase nor any purchase pursuant to the Offer shall, under any circumstances, create any implication that there has been no change in the affairs of EastGroup, the Purchaser, the Company or any of their respective subsidiaries since the date as of which information is furnished or the date of this Supplement.

                                          EastGroup-Meridian, Inc.

March 24, 1998

                                   ANNEX IV

Section 351.455 of the Missouri General and Business Corporation Law:

  351.455 SHAREHOLDER WHO OBJECTS TO MERGER MAY DEMAND VALUE OF SHARES, WHEN.

  1. If a shareholder of a corporation which is a party to a merger or consolidation shall file with such corporation, prior to or at the meeting of shareholders at which the plan of merger or consolidation is submitted to a vote, a written objection to such plan of merger or consolidation, and shall not vote in favor thereof, and such shareholder, within twenty days after the merger or consolidation is effected, shall make written demand on the surviving or new corporation for payment of the fair value of his shares as of the day prior to the date on which the vote was taken approving the merger or consolidation, the surviving or new corporation shall pay to such shareholder, upon surrender of his certificate or certificates representing said shares, the fair value thereof. Such demand shall state the number and class of the shares owned by such dissenting shareholder. Any shareholder failing to make demand within the twenty day period shall be conclusively presumed to have consented to the merger or consolidation and shall be bound by the terms thereof.

  2. If within thirty days after the date on which such merger or consolidation was effected the value of such shares is agreed upon between the dissenting shareholder and the surviving or new corporation, payment therefor shall be made within ninety days after the date on which such merger or consolidation was effected, upon the surrender of his certificate or certificates representing said shares. Upon payment of the agreed value the dissenting shareholder shall cease to have any interest in such shares or in the corporation.

  3. If within such period of thirty days the shareholder and the surviving or new corporation do not so agree, then the dissenting shareholder may, within sixty days after the expiration of the thirty day period, file a petition in any court of competent jurisdiction within the county in which the registered office of the surviving or new corporation is situated, asking for a finding and determination of the fair value of such shares, and shall be entitled to judgment against the surviving or new corporation for the amount of such fair value as of the day prior to the date on which such vote was taken approving such merger or consolidation, together with interest thereon to the date of such judgment. The judgment shall be payable only upon and simultaneously with the surrender to the surviving or new corporations of the certificate or certificates representing said shares. Upon the payment of the judgment, the dissenting shareholder shall cease to have any interest in such shares, or in the surviving or new corporation. Such shares may be held and disposed of by the surviving or new corporation as it may see fit. Unless the dissenting shareholder shall file such petition within the time herein limited, such shareholder and all persons claiming under him shall be conclusively presumed to have approved and ratified the merger or consolidation, and shall be bound by the terms thereof.

  4. The right of a dissenting shareholder to be paid the fair value of his shares as herein provided shall cease if and when the corporation shall abandon the merger or consolidation.

                                    ANNEX V

                  CERTAIN INFORMATION CONCERNING THE TRUSTEES
        AND EXECUTIVE OFFICERS OF MERIDIAN POINT REALTY TRUST VIII CO.

  The following table, based solely upon information provided to EastGroup and the Purchaser by the Company, sets forth the name, current business address, present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each trustee and executive officer of the Company. Each such person is a citizen of the United States of America. None of the listed persons, during the past five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

                                                 PRESENT PRINCIPAL OCCUPATION
                                                  OR EMPLOYMENT AND FIVE-YEAR
NAME AND POSITION HELD  CURRENT BUSINESS ADDRESS      EMPLOYMENT HISTORY
----------------------  ------------------------ ----------------------------
Christopher J. Doherty  #6 East Street           Principal of Potomac
 Director and Chairman  Suite 203                Investment Services, L.P.;
 of the Board           Frederick, MD 21701      partner in the law firm of
                                                 Fox, Bennett & Turner, from
                                                 1993 to 1997; General
                                                 Counsel and Deputy Treasurer
                                                 of Massachusetts and
                                                 Massachusetts Special
                                                 Attorney from 1991 to 1993.
Robert H. Gidel         5400 LBJ Freeway         Chief Executive Officer of
 Director and Chief     Suite 1470               the Company since June 1997;
 Executive Officer      Dallas, TX 75240         President and Chief
                                                 Operating Officer of Paragon
                                                 Group, Inc. (a diversified
                                                 real estate investment
                                                 trust) from January 1996
                                                 until April 1997; President,
                                                 Chief Operating Officer and
                                                 director of the general
                                                 partner of Brazos Partners,
                                                 L.P. since July 1993; Chief
                                                 Operating Officer and
                                                 director of Brazos Fund,
                                                 L.P. (real estate investment
                                                 fund) from March 1994 until
                                                 January 1996; Managing
                                                 Director and a director of
                                                 Alex Brown Kleinwort Benson
                                                 Realty Advisors (real estate
                                                 investment management firm)
                                                 from 1986 until 1993.
S. Michael Lucash       1 McIlroy Plaza, Suite   Managing Director for Real
 Director               302                      Estate at Llama Company
                        Fayetteville, AR 72701   since December 1995; Chief
                                                 Operating Officer of Boston
                                                 Capital Mortgage Company
                                                 from March through December
                                                 1995; Chief Operating
                                                 Officer of ARBOR National
                                                 Commercial Mortgage
                                                 Corporation from 1993 to
                                                 1995; President of
                                                 Commercial Mortgage
                                                 Corporation of America from
                                                 1987 to 1993.

                                                   PRESENT PRINCIPAL OCCUPATION
                                                    OR EMPLOYMENT AND FIVE-YEAR
 NAME AND POSITION HELD   CURRENT BUSINESS ADDRESS      EMPLOYMENT HISTORY
 ----------------------   ------------------------ ----------------------------
 Lawrence P. Morris       350 North Clark Street   Executive Vice President and
  Director                Chicago, IL 60610        Head of the Public Finance
                                                   Department for Mesirow
                                                   Financial, Inc. since 1994;
                                                   Vice President of First
                                                   Chicago Capital Markets Inc.
                                                   from 1984 until 1994.
 Homer McK. Rees          816 North Street         From 1982 to 1992, held
  Director                Greenwich, CT 06831      various positions with The
                                                   Prudential Insurance Company
                                                   of America, including
                                                   Chairman in 1992 and
                                                   President from 1988 to 1991
                                                   of Prudential Capital
                                                   Corporation. Retired since
                                                   1992.
 Richard M. Osborne       7001 Center Street       President and Chief
  Director                Mentor, OH 44060         Executive Officer of OsAir,
                                                   Inc. (manufacturer of
                                                   industrial gases for
                                                   pipeline delivery) since
                                                   1963.
 Micolyn M. Yalonis       71 Stevenson Street      Vice President of Callan
  Director                Suite 1300               Associates, Inc. since 1993;
                          San Francisco, CA 94105  independent real estate
                                                   consultant from October 1992
                                                   to 1993.
 Lorraine O. Legg         655 Montgomery Street    President and Chief
  President               San Francisco, CA 94111  Executive Officer and a
                                                   director of TIS Financial
                                                   Services, Inc. since 1984,
                                                   TIS Mortgage Investment
                                                   Company since 1988 and TIS
                                                   Asset Management, Inc. since
                                                   1990.
 John E. Castello         655 Montgomery Street    Senior Vice President of TIS
  Senior Vice President   San Francisco, CA 94111  Financial Services, Inc.
  and                                              since 1985; Executive Vice
  Chief Financial                                  President and Chief
  Officer                                          Financial Officer of TIS
                                                   Mortgage Investment Company
                                                   since 1988, and Senior Vice
                                                   President and Chief
                                                   Financial Officer of TIS
                                                   Asset Management, Inc. since
                                                   1991.
 Michael Gilbert          655 Montgomery Street    Vice President Real Estate
  Vice President Real     San Francisco, CA 94111  for TIS Financial Services
  Estate                                           since 1995; real estate
                                                   consultant from 1990 until
                                                   1995.
 Denis F. Shanagher       595 Market Street,       Partner in the law firm of
  Secretary               16th Floor               Preuss Walker & Shanagher
                          San Francisco, CA 94105  since August 1993; partner
                                                   in the law firm of Bronson,
                                                   Bronson & McKinnon from 1987
                                                   to 1993.

EASTGROUP PROPERTIES, INC.
300 One Jackson Place
188 East Capitol Street
Jackson, MS  39201

Contact: John Glenn Grau of Beacon Hill Partners, Inc.
         (212) 843-8500

For Immediate Release
---------------------

     JACKSON, MISSISSIPPI, March 23, 1998 -- EastGroup Properties, Inc. (NYSE:EGP) today announced that it has extended the expiration date of its tender offer for all outstanding Common Shares and Preferred Shares of Meridian Point Realty Trust VIII Co. (Amex:MPH). The expiration date for the tender offer has been extended to 5:00 p.m., New York time, on Friday, April 17, 1998. The offer was previously scheduled to expire at 12:00 Midnight, New York time, on Friday, March 20, 1998.

     EastGroup Properties, Inc. reported, based on information provided by the depositary for the offer, that as of the close of business on March 20, 1998, approximately 1,027,379 Common Shares and 2,988,018 Preferred Shares had been tendered pursuant to the offer. The Common and Preferred Shares tendered, when combined with the 1,469,556 Preferred Shares currently owned by EastGroup Properties, Inc., represent approximately 78.5 percent of all issued and outstanding Shares of Meridian Point Realty Trust VIII Co.

     For further information, please contact Beacon Hill Partners, Inc., at
(800) 253-3814, which is acting as Information Agent for the offer.


                                     ####